Form 10-K, Exhibit 13
period 1996-12-31
ALTERNATIVE RESOURCES CORP
filed 1997-03-31
CIK 920521

                   FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                     Year Ended December 31,
                                                         ----------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)        1996      1995      1994      1993     1992
---------------------------------------------------      -------   -------   --------  -------  -------
Revenue                                                  $196,728  $154,173  $94,478   $53,061   $27,948
Cost of services                                          124,268    97,401   58,062    32,047    16,320
--------------------------------------------------------------------------------------------------------
Gross profit                                               72,460    56,772   36,416    21,014    11,628
Selling, general and administrative expenses               51,538    39,847   26,335    15,471     9,680
--------------------------------------------------------------------------------------------------------
Income from operations                                     20,922    16,925   10,081     5,543     1,948
Other/income (expense), net                                 1,107       713      303       (80)      (62)
--------------------------------------------------------------------------------------------------------
Income before income taxes & extraordinary item            22,029    17,638   10,384     5,463     1,886
Income taxes                                                8,811     7,280    4,194     2,237       765
--------------------------------------------------------------------------------------------------------
Income before extraordinary item                           13,218    10,358    6,190     3,226     1,121
Extraordinary item-utilization of net operating
     loss carryforward                                         --        --       --        --       480
--------------------------------------------------------------------------------------------------------
Net income                                                $13,218   $10,358  $ 6,190   $ 3,226   $ 1,601
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Net earnings per share                                      $0.83     $0.65    $0.41     $0.24     $0.11
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Weighted average common and common
     equivalent shares outstanding                         15,990    15,992   14,958    13,620    13,352
--------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA:
Number of branch offices open at period end                    51        42       34        25        20
BALANCE SHEET DATA:
Working capital                                           $51,812   $33,994  $19,207   $ 3,215   $ 1,862
Total assets                                               64,403    47,811   26,581     9,011     4,440
Redeemable Preferred Stock                                     --        --       --        --     2,239
Stockholders' equity (deficit)                             55,667    38,461   19,972     3,601      (181)
--------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Alternative Resources Corporation-Registered Trademark- (ARC) has experienced substantial growth in revenue and earnings driven by industry trends toward component outsourcing of Information Services operations, increased penetration of existing clients, expansion into new markets, increased productivity of existing branch offices, the opening of new branch offices and the introduction of new services. Essentially all of ARC's revenue is generated from technical resource services that offer the benefits of outsourcing while allowing Information Services operations managers to retain strategic control over their operations. ARC provides its clients with a variety of service offerings to meet their needs. On shorter term projects, clients have maximum flexibility to start and stop projects at any time. On longer term projects, where employee continuity is required, ARC provides a comprehensive benefits package to the technical employee without increasing the client's hourly bill rate. Historically, while the gross margins on longer term projects have been lower than those on shorter term projects because of the cost of providing additional benefits, longer term projects carry lower administrative costs because of the long term commitments made by the client.

The Company's Smartsourcing-Registered Trademark- Solutions are becoming a more significant part of ARC's business. Under a Smartsourcing-Registered Trademark-arrangement, wherein ARC may take over an entire or component part of a client's IT operations, the Company may provide for flexibility in invoicing arrangements other than more traditional hourly billing. Such arrangements may include fixed price or per unit billing, as well as commitments by ARC to meet specific service levels. Management believes that Smartsourcing-Registered Trademark-revenue is an important measure of clients' confidence and willingness to engage ARC to provide more comprehensive IT staffing solutions.

One of the primary factors impacting ARC's gross margin is the volume of business with its major clients. ARC offers its largest clients volume discounts from list prices in order to encourage increased and continued usage of ARC's services. ARC believes these discounts have contributed significantly to its revenue growth.

During 1996, ARC continued to invest in initiatives to drive future growth. As such, selling, general and administrative expenses as a percentage of revenue increased primarily due to start up costs associated with the Middle Market and Smartsourcing-Registered Trademark- Solutions initiatives.

RESULTS OF OPERATIONS

The following table sets forth the percentage of revenue represented by certain line items of ARC's consolidated statements of operations for the periods indicated:

YEAR ENDED DECEMBER 31,       1996        1995         1994
-------------------------------------------------------------
REVENUE                       100.0%      100.0%       100.0%
COST OF SERVICES              63.2         63.2         61.4
-------------------------------------------------------------
GROSS PROFIT                  36.8         36.8         38.6
SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES  26.2         25.8         27.9
-------------------------------------------------------------
INCOME FROM OPERATIONS        10.6         11.0         10.7
OTHER INCOME, NET              0.6          0.4          0.3
-------------------------------------------------------------
INCOME BEFORE INCOME TAXES    11.2         11.4         11.0
INCOME TAXES                   4.5          4.7          4.4
-------------------------------------------------------------
NET INCOME                    6.7%          6.7%         6.6%
-------------------------------------------------------------
-------------------------------------------------------------


FISCAL 1996 COMPARED TO FISCAL 1995

REVENUE. Revenue increased by 27.6% from $154.2 million in 1995 to $196.7 million in 1996, primarily as a result of an increase in the hours of service provided

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS CONTINUED

to clients from 4.8 million in 1995 to 5.7 million in 1996, and, to a lesser extent, an increase in the average revenue per project hour. The increase in hours of service was primarily due to increased productivity of existing branch offices. Branch offices opened prior to the beginning of 1995 contributed 86.9% of ARC's revenue growth from 1995 to 1996. The increase in average revenue per project hour reflects demand for technical employees with higher skills and an increase in prices.

GROSS PROFIT. Gross profit increased by 27.6% from $56.8 million in 1995 to $72.5 million in 1996, primarily as a result of an increase in hours of service provided to clients. Gross margin remained unchanged at 36.8% for 1995 and 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $39.8 million in 1995 to $51.5 million in 1996, primarily due to increased commissions, bonuses and staffing expenses associated with revenue and profitability growth, start up expenses associated with the new Middle Market initiative, investment in the infrastructure for sales and delivery of our Smartsourcing-Registered Trademark- and Smartsourcing+sm services, and an increased number of branch offices and their related operating costs. Selling, general and administrative expenses increased as a percentage of revenue from 25.8% in 1995 to 26.2% in 1996, primarily due to the costs associated with the Middle Market and Smartsourcing-Registered Trademark- initiatives.

INCOME FROM OPERATIONS. Income from operations increased from $16.9 million in 1995 to $20.9 million in 1996, and decreased as a percentage of total revenue from 11.0% to 10.6%.

PROVISION FOR INCOME TAXES. The provision for income taxes increased from $7.3 million, or an effective tax rate of 41.3%, in 1995 to $8.8 million, or an effective tax rate of 40.0%, in 1996. The decrease in the effective tax rate in 1996 is the result of a tax planning initiative implemented at the beginning of the year.

NET INCOME. Net income increased from $10.4 million in 1995 to $13.2 million in 1996, and remained unchanged as a percentage of total revenue at 6.7%.

FISCAL 1995 COMPARED TO FISCAL 1994

REVENUE. Revenue increased by 63.2% from $94.5 million in 1994 to $154.2 million in 1995, primarily as a result of an increase in the hours of service provided to clients from 3.3 million in 1994 to 4.8 million in 1995, and, to a lesser extent, an increase in the average revenue per project hour. The increase in hours of service was primarily from increased productivity of existing branch offices. Branch offices opened prior to the beginning of 1994 contributed 85.1% of ARC's revenue growth from 1994 to 1995. The increase in average revenue per project hour reflects demand for technical employees with higher skills.

GROSS PROFIT. Gross profit increased by 55.9% from $36.4 million in 1994 to $56.8 million in 1995, primarily as a result of an increase in hours of service provided to clients. Gross margin decreased from 38.6% in 1994 to 36.8% in 1995, principally from increased volume discounts and the higher benefits costs of services associated with an increase in longer term projects.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $26.3 million in 1994 to $39.8 million in 1995, primarily due to increased commissions, bonuses and staffing expenses associated with revenue and profitability growth, an increased number of branch offices and client support sites and related operating costs, and increased expenses associated with the growth of the management team and related support

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS CONTINUED

at the corporate headquarters. Selling, general and administrative expenses decreased as a percentage of revenue from 27.9% in 1994 to 25.8% in 1995, reflecting greater operating efficiencies and economies of scale gained from a larger revenue base.

INCOME FROM OPERATIONS. Income from operations increased from $10.1 million in 1994 to $16.9 million in 1995, and increased as a percentage of total revenue from 10.7% to 11.0%.

PROVISION FOR INCOME TAXES. The provision for income taxes increased from $4.2 million, or an effective tax rate of 40.4%, in 1994 to $7.3 million, or an effective tax rate of 41.3%, in 1995.

NET INCOME. Net income increased from $6.2 million in 1994 to $10.4 million in 1995, and increased as a percentage of total revenue from 6.6% to 6.7%.

LIQUIDITY AND CAPITAL RESOURCES

Prior to its initial public offering, ARC financed its operations through private placements of equity securities, a bank line of credit and cash generated from operations. On May 9, 1994, ARC received $10.6 million of net proceeds from the sale of Common Stock in its initial public offering, of which $888,000 was used to repay all of its then outstanding debt. Net cash flow from operations was $1.1 million, $4.1 million and $3.8 million in 1994, 1995 and 1996, respectively. Positive cash flows in 1994, 1995 and 1996 resulted from significant increases in earnings for those periods, partially offset in all three periods by increases in accounts receivable resulting from higher revenues. In addition, in 1996, cash flow from operations was reduced by a decrease in payroll and related expenses, as these liabilities were paid prior to the fiscal year end.

Working capital increased from $19.2 million at December 31, 1994 to $34.0 million at December 31, 1995 and $51.8 million at December 31, 1996. On June 21, 1995, ARC received $7.2 million of net proceeds from the sale of 314,850 shares of its Common Stock pursuant to an over-allotment option granted by ARC in connection with a secondary public offering of shares by certain selling stockholders of ARC.

ARC believes its cash balances and funds from operations will be sufficient to fund continued expansion of its office network and to meet all of its anticipated cash requirements for at least the next 12 months.

                            CONSOLIDATED BALANCE SHEETS

ASSETS            YEAR ENDED DECEMBER 31,                             1996         1995
------------------------------------------------------------------------------------------
     (IN THOUSANDS EXCEPT NUMBER OF SHARES AND PER SHARE DATA)
CURRENT ASSETS:
     Cash and cash equivalents                                     $   2,310      $  1,903
     Short-term investments                                           20,868        15,077
     Trade accounts receivable, net of allowance
        for doubtful accounts of $528 in 1996 and $579 in 1995        33,207        24,621
     Prepaid expenses                                                    455           518
     Other receivables                                                 2,403           664
     Deferred income taxes                                               960           309
------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  60,203        43,092
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
     Office equipment                                                  3,103         2,140
     Furniture and fixtures                                            1,427           889
     Software                                                            420           363
     Leasehold improvements                                              307            95
------------------------------------------------------------------------------------------
                                                                       5,257         3,487
     Less accumulated depreciation and amortization                    2,377         1,433
------------------------------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                                            2,880          2,054
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
OTHER ASSETS:
     Long-term investments                                            1,026          2,460
     Deposits and other assets                                          294            205
------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                    1,320          2,665
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       $ 64,403       $ 47,811
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------
     (in thousands except number of shares and per share data)

CURRENT LIABILITIES:
     Accounts payable                                              $    324       $    437
     Payroll and related expenses                                     5,969          6,082
     Accrued expenses                                                 1,632          2,161
     Income taxes payable                                               466            418
------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             8,391          9,098
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
     Deferred rent payable                                              345            252
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     8,736          9,350
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
     Preferred Stock ($.01 par value; 1,000,000 shares authorized;
        none issued and outstanding)                                     --             --
     Common Stock ($.01 par value; 50,000,000 and 20,000,000
        shares authorized, 15,651,391 and 15,347,027 shares
        issued and outstanding in 1996 and 1995, respectively)          157            153
     Additional paid-in capital                                      23,003         19,052
     Unrealized loss on available-for-sale securities                   (28)            --
     Cumulative translation adjustment                                   43            (18)
     Retained earnings                                               32,492         19,274
------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                           55,667         38,461
------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 64,403       $ 47,811
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                         Year Ended December 31,       1996         1995        1994
--------------------------------------------------------------------------------------
     (IN THOUSANDS EXCEPT PER SHARE DATA)
     Revenue                                        $ 196,728    $ 154,173    $ 94,478
     Cost of services                                 124,268       97,401      58,062
--------------------------------------------------------------------------------------
     Gross profit                                      72,460       56,772      36,416
     Selling, general and administrative expenses      51,538       39,847      26,335
--------------------------------------------------------------------------------------
     Income from operations                            20,922       16,925      10,081
     Other income, net                                  1,107          713         303
--------------------------------------------------------------------------------------
     Income before income taxes                        22,029       17,638      10,384
     Income taxes                                       8,811        7,280       4,194
--------------------------------------------------------------------------------------
NET INCOME                                           $ 13,218     $ 10,358    $  6,190
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
     PER SHARE AMOUNTS:
     Primary                                         $   0.83     $   0.65    $   0.51
     Fully diluted                                   $   0.83     $   0.65    $   0.41
--------------------------------------------------------------------------------------
     WEIGHTED AVERAGE COMMON AND
        COMMON EQUIVALENT SHARES OUTSTANDING:
     Primary                                           15,985       15,861      12,037
     Fully diluted                                     15,990       15,992      14,958
--------------------------------------------------------------------------------------


     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                             NOTES                UNREALIZED
                                                                           RECEIVABLE              LOSS ON     CUMULATIVE  TOTAL
                                                              ADDITIONAL    FROM SALE             AVAILABLE-    FOREIGN    STOCK-
                           PREFERRED STOCK    COMMON STOCK     PAID-IN     OF COMMON   RETAINED    FOR-SALE     EXCHANGE   HOLDERS
                           SHARES  AMOUNT    SHARES  AMOUNT    CAPITAL       STOCK     EARNINGS   SECURITIES   GAIN/LOSS   EQUITY
----------------------------------------------------------------------------------------------------------------------------------
     (IN THOUSANDS)
BALANCE AT
   DECEMBER 31, 1993        6      $ 630      4,114  $ 41     $   283        $(96)     $ 2,743       $ --         $ --     $ 3,601
   Conversion of Class B
      Convertible
      Preferred
      Stock to
      Common Stock         (6)      (630)     8,820    89         541          --           --         --           --          --
   Issuance of
      Common Stock         --         --      1,717    17      10,617          --           --         --                   10,634
   Repurchase of
      Common Stock         --         --         (4)   --          (1)          1           --         --           --          --
   Exercise of
      stock options        --         --        134     1          68          --           --         --           --         169
   Note repayment          --         --         --    --          --          95           --         --           --          95
   Dividend accretion      --         --         --    --          --          --          (17)        --           --         (17)
   Accrual of stock
      registration
      rights               --         --         --    --        (700)         --           --         --           --        (700)
   Net income              --         --         --    --          --          --        6,190         --           --       6,190
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1994       --         --     14,781   148      10,908          --        8,916         --           --      19,972
   Issuance of
      Common Stock         --         --        315     3       7,207          --           --         --           --       7,210
   Exercise of
      stock options        --         --        251     2         811          --           --         --           --         813
   Repurchase of
      Common Stock         --         --        (24)   --        (738)         --           --         --           --        (738)
   Issuance of Common
      Stock under
      employee stock
      purchase plan        --         --         24    --         589          --           --         --           --         589
   Translation
      adjustment           --         --         --    --          --          --           --         --          (18)        (18)
   Expiration of
      stock
      registration
      rights               --         --         --    --         275          --           --         --           --         275
   Net income              --         --         --    --          --          --       10,358         --           --      10,358
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1995       --         --     15,347   153      19,052          --       19,274         --          (18)     38,461
   Exercise of
      stock options        --         --        304     4       2,909          --           --         --           --       2,913
   Repurchase of
      Common Stock         --         --        (55)   --      (1,500)         --           --         --           --      (1,500)
   Issuance of
      Common Stock
      under employee
      stock purchase
      plan                 --         --         55    --       1,305          --           --         --           --       1,305
   Translation adjustment  --         --         --    --          --          --           --         --           61          61
   Unrealized loss on
      available-for-
      sale securities      --         --         --    --          --          --           --        (28)          --         (28)
   Tax benefit
      recognized
      on stock options
      exercised            --         --         --    --       1,237          --           --         --           --       1,237
   Net income              --         --         --    --          --          --       13,218         --           --      13,218
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1996       --      $  --     15,651  $157     $23,003        $ --      $32,492       $(28)        $ 43     $55,667
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                Year Ended December 31,             1996         1995          1994
-------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                    $    13,218    $    10,358    $    6,190
Adjustments to reconcile net income to net cash
provided by operating activities:
     Depreciation and amortization                                    946            748           311
     Deferred income tax benefit                                     (651)          (326)         (186)
     Allowance for doubtful accounts                                  (51)           403            81
     Change in assets and liabilities:
          Trade accounts receivable                                (8,535)        (9,824)       (7,787)
          Prepaid expenses                                             63            (90)         (167)
          Other receivables                                          (502)          (355)         (258)
          Deposits and other assets                                   (30)           (49)          (16)
          Accounts payable                                           (113)           (36)          120
          Payroll and related expenses                               (113)         2,565         1,554
          Accrued expenses                                           (529)           270         1,244
          Income taxes payable                                         48            369           (64)
          Deferred rent payable                                        93             65            72
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           3,844          4,098         1,094
=======================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                (1,770)        (1,551)       (1,083)
Purchases of available-for-sale securities                        (24,152)           --            --
Redemptions of available-for-sale securities                        4,620            --            --
Purchases of held-to-maturity securities                              --         (19,533)      (17,440)
Redemptions of held-to-maturity securities                         15,147         12,503         6,933
-------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                              (6,155)        (8,581)      (11,590)
=======================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of Common Stock                                --           7,210        10,634
Payments received on stock options exercised                        2,913            813           169
Dividends paid on Preferred Stock                                     --             --            (17)
Payments received on Common Stock notes                               --             --             95
Repurchase of Common Stock                                         (1,500)          (738)           --
Issuance of Common Stock under employee stock purchase plan         1,305            589            --
Accrued stock registration rights                                     --            (200)          (225)
Net short-term repayments                                             --             --          (2,014)
Cash overdraft (repayments)                                           --          (1,288)         1,288
-------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           2,718          6,386          9,930
=======================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  407          1,903           (566)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR              1,903            --             566
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR               $    2,310      $   1,903      $     --
=======================================================================================================
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest                                         $      --       $    --        $      32
Cash paid for income taxes                                          9,753          7,275          4,446
=======================================================================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Tax benefit on stock options exercised                         $    1,237      $    --        $    --
Accrual (expiration) of stock registration rights                     --            (275)           475
=======================================================================================================

       SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF THE BUSINESS. Alternative Resources Corporation (the "Company") was incorporated in Delaware on March 8, 1988. The Company provides comprehensive information technology services that allow clients to stay focused on mission-critical activities of their business. Customized solutions vary based on the nature and length of client projects, the degree of day-to-day management responsibility clients wish to delegate, and the flexibility desired. The Company focuses on five information technology environments including: 1) help desk, 2) desktop and workstation computing (PC/LAN), 3) client/server support, 4) voice and data communications (LANs/WANs), and 5) mainframe and midrange computer operations.

PRINCIPLES OF CONSOLIDATION. The operations of the Company are conducted through a parent holding company and two operating subsidiaries. The accompanying consolidated financial statements include the financial position and results of operations of the Company and its subsidiaries with all intercompany transactions eliminated in their entirety.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS. Cash equivalents include all deposits in banks and highly liquid investments with original maturities of three months or less.

INVESTMENT SECURITIES. The Company classifies its investment securities purchased before December 31, 1995 as held-to-maturity and records such securities at amortized cost. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Investment securities purchased after December 31, 1995 are classified as available-for-sale and are recorded at fair market value, with unrealized holding gains or losses, if any, recorded as a separate component of stockholders' equity. The Company does not invest in trading securities. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Interest income is recognized when earned.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the life of the related leases, generally three to five years.

TRANSLATION OF FOREIGN CURRENCIES. Assets and liabilities of the Company's Canadian branch are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the year. The related translation adjustments are reflected as a cumulative translation adjustment in stockholders' equity. Foreign currency realized and unrealized gains and losses for the years presented were not material.

REVENUE RECOGNITION. Revenues are recognized, net of volume discounts, as services are performed.

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK COMPENSATION PLANS. Prior to January 1, 1996, the Company accounted for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Under APB 25, no compensation cost has been recognized for its stock option plan and its employee stock purchase plan. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for its stock-based compensation plans in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The
Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of Statement 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of the Company's financial instruments approximate their fair values due to the short maturity of these instruments.

COMPUTATION OF EARNINGS PER SHARE. The primary earnings per common and common equivalent share amounts for the years ended December 31, 1996, 1995 and 1994 have been computed using the weighted average number of common and dilutive common equivalent shares outstanding for each year. Net income used in the calculation of primary earnings per share for the year ended December 31, 1994 was reduced by the accretion of dividends on Class B Convertible Preferred Stock, 8%, $0.10 par value per share (the "Class B Convertible Preferred Stock"). Dilutive common equivalent shares consist of the shares issuable upon exercise of stock options (using the treasury stock method).

The fully diluted earnings per share amounts have been computed using the higher average market price during 1996 and the higher ending market price in 1995 and 1994, in applying the treasury stock method for stock options. Dilutive common equivalent shares consist of the shares issuable upon conversion of the Class B Convertible Preferred Stock (as if converted to Common Stock on the original date of issuance) and the exercise of stock options (using the treasury stock method).

Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock and options for Common Stock granted by the Company during the 12 months immediately preceding the date of the Company's initial public offering (using the treasury stock method and the mid-point of the proposed public offering price per share) have been included in the calculation of common and common equivalent shares in 1994 as if they were outstanding for all periods presented.

RECLASSIFICATION. Certain 1995 and 1994 balances have been reclassified to conform with the 1996 presentation.

(2) INVESTMENTS

The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost of investments by security type and class of security as of December 31, 1996 were (in thousands):


                                                       GROSS
                                                     UNREALIZED
                                                       HOLDING
                                                -------------------
                                  AGGREGATE                           AMORTIZED
                                 FAIR VALUE      GAINS     (LOSSES)     COST
---------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:

      US TREASURY AND FEDERAL
      AGENCY DEBT SECURITIES       $7,275         $ 31      $ (14)     $ 7,258

      STATE AND MUNICIPAL
      DEBT SECURITIES               7,299            4        (29)       7,324

     CORPORATE DEBT
     SECURITIES                     4,880            3        (23)       4,900
--------------------------------------------------------------------------------

TOTAL AVAILABLE-FOR-SALE           19,454           38        (66)      19,482
--------------------------------------------------------------------------------
     HELD-TO-MATURITY:

     US TREASURY AND FEDERAL
     AGENCY DEBT SECURITIES           760            6         --          754

     STATE AND MUNICIPAL
     DEBT SECURITIES                1,680            1         (7)       1,686
--------------------------------------------------------------------------------


TOTAL HELD-TO-MATURITY              2,440            7         (7)       2,440
================================================================================

TOTAL INVESTMENTS                  $21,894        $ 45      $ (73)     $21,922
================================================================================




Held-to-maturity securities at December 31, 1995 consisted of $17.5 million of debt securities with an estimated fair market value that approximated cost.

The aggregate fair value and amortized cost of investments by contractual maturity as of December 31, 1996 were (in thousands):

                                          AGGREGATE      AMORTIZED
                                          FAIR VALUE       COST
---------------------------------------------------------------------
AVAILABLE-FOR-SALE:
     MATURITY WITHIN 1 YEAR                 $18,428        $18,456
     MATURITY AFTER 1 YEAR WITHIN 5 YEARS     1,026          1,026
---------------------------------------------------------------------
TOTAL                                        19,454         19,482
---------------------------------------------------------------------
HELD-TO-MATURITY:
     MATURITY WITHIN 1 YEAR                   2,440          2,440
---------------------------------------------------------------------
TOTAL INVESTMENTS                           $21,894        $21,922
---------------------------------------------------------------------
---------------------------------------------------------------------


Proceeds from sales of available-for-sale securities during 1996 were $628,000. Realized gains and losses from these sales were not material in 1996. The net unrealized loss during 1996 recorded as a separate component of stockholders' equity was $28,000.

(3) REDEEMABLE PREFERRED STOCK

During 1994, the holders of the Class B Convertible Preferred Stock converted their shares into 8,820,000 shares of Common Stock. Dividends of $17,000 were accreted and paid to the holders of Class B Convertible Preferred Stock for the year ended December 31, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(4) STOCKHOLDERS' EQUITY

On May 2, 1994, the Company filed an amended and restated Certificate of Incorporation effecting a seven-for-one split of the Company's Common Stock. All common share and per share amounts have been adjusted retroactively to give effect to the stock split. Additionally, the amended and restated Certificate of Incorporation effected an increase in the number of authorized shares of Common Stock to 20,000,000 and authorized 1,000,000 shares of Preferred Stock.

In May 1994, the Company issued 1,716,500 shares of Common Stock in connection with an initial public offering of the Company's Common Stock.

In 1994, the Company accrued $700,000 as an estimate of the costs to be incurred for registration rights granted to Wind Point Partners II, L.P. with a corresponding reduction in additional paid-in-capital. Approximately $200,000 and $225,000 were utilized for registration rights exercised in 1995 and 1994, respectively, and additional paid-in-capital was increased by $275,000 as the remaining registration rights expired.

On May 22, 1995, the Company's Board of Directors approved a two-for-one split of the Company's Common Stock. All common share and per share amounts have been adjusted retroactively to give effect to the stock split.

In June 1995, the Company issued 314,850 shares of Common Stock in connection with a secondary public offering of the Company's Common Stock.

In April 1996, the Company amended the Certificate of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000.

(5) LEASES

The Company leases its office facilities under noncancelable operating leases. Rental expense for operating leases during 1996, 1995 and 1994 was $2,257,000, $1,608,000 and $1,091,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are (in thousands):

YEAR ENDING DECEMBER 31,          AMOUNT
----------------------------------------
1997                             $ 2,592
----------------------------------------
1998                               2,413
----------------------------------------
1999                               2,099
----------------------------------------
2000                               1,698
----------------------------------------
2001                               1,076
----------------------------------------
THEREAFTER                         2,608
----------------------------------------
TOTAL                            $12,486
----------------------------------------
----------------------------------------

(6) OTHER INCOME (EXPENSE), NET

Other income (expense), net for the years ended December 31, 1996, 1995 and 1994, is comprised of the following (in thousands):

                         1996      1995      1994
---------------------------------------------------
INTEREST INCOME          $1,107    $713      $329
INTEREST EXPENSE          --        --        (25)
---------------------------------------------------
                         $1,107    $713      $304
===================================================

(7) INCOME TAXES

Income tax expense (benefit) is summarized as follows for the years ended December 31, 1996, 1995 and 1994 (in thousands):

                         1996      1995      1994
----------------------------------------------------
CURRENT:
     FEDERAL            $8,312    $6,230    $3,584
     STATE               1,150     1,376       796
----------------------------------------------------
TOTAL CURRENT            9,462     7,606     4,380
----------------------------------------------------
DEFERRED:
     FEDERAL             (576)     (279)     (161)
     STATE                (75)      (47)      (25)
----------------------------------------------------
TOTAL DEFERRED           (651)     (326)     (186)
----------------------------------------------------
                       $8,811    $7,280    $4,194
====================================================

The reasons for the difference between the effective tax rates and the corporate Federal income tax rate for the years ended December 31, 1996, 1995 and 1994, are as follows:

PERCENTAGE OF EARNINGS
BEFORE INCOME TAXES                         1996      1995       1994
-------------------------------------------------------------------------
FEDERAL INCOME TAX RATE                      35.0%     35.0%      35.0%
ITEMS AFFECTING FEDERAL INCOME TAX RATE:
     STATE INCOME TAX, NET OF
       FEDERAL TAX BENEFIT                    4.1       5.1        4.9
     OTHER                                    0.9       1.2        0.5
-------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                    40.0%     41.3%      40.4%
=========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995, are as follows (in thousands):

                                                 1996        1995
------------------------------------------------------------------
DEFERRED TAX ASSETS:
     PROPERTY AND EQUIPMENT - DEPRECIATION        $71        $ --
     ACCOUNTS RECEIVABLE VALUATION ALLOWANCE      271         238
     DEFERRED RENT PAYABLE                        138         103
     ACCRUED LIABILITIES                          519         266
------------------------------------------------------------------
GROSS DEFERRED TAX ASSETS                         999         607
------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
     PROPERTY AND EQUIPMENT - DEPRECIATION         --         (45)
     CASH TO ACCRUAL ADJUSTMENT                    --        (139)
     OTHER                                        (39)       (114)
------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITIES                    (39)       (298)
------------------------------------------------------------------
NET DEFERRED TAX ASSET                           $960        $309
==================================================================


No valuation allowance for deferred tax assets has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

(8) EMPLOYEE SAVINGS PLAN

The Company maintains a defined contribution benefit plan ("the Plan"). The Plan covers each employee who has completed 1,000 hours of service in a 12-month period commencing with the start of employment. Contributions to the Plan are based on percentages of employee salaries plus a matching contribution by the Company in an amount to be determined at the Company's discretion. Vesting in the Company's contributions is based on length of service over a five-year period. Contributions by the Company on behalf of all employees approximated $131,000, $77,000 and $35,000 during 1996, 1995 and 1994, respectively.

(9) STOCK OPTIONS

During 1994, the Company amended and restated the stock option plan adopted in 1992. Under the amended and restated Incentive Stock Option Plan ("Option Plan"), officers and key employees may be granted non-qualified stock options, incentive stock options, performance units, and stock appreciation rights. The Option Plan also provides for automatic annual grants to each non-affiliate director of non-qualified stock options to purchase up to 5,000 shares of Common Stock. The purchase price per share for such options will be equal to the fair market value of a share of Common Stock on the date of grant. Any such options will be exercisable one year after the date of grant and will terminate upon the earlier of 90 days following the date on which such director ceases to serve on the Board or 10 years after the date of grant.

The exercise price of incentive stock options granted under the Option Plan must be equal to at least 100% of the fair market value of the stock subject to the option on the date of grant. The incentive stock options granted by the Company may not be exercised during the first six months from the date granted and thereafter generally become exercisable at a rate of 2.38% of the total shares subject to the option on and after the first day of each calendar month thereafter. The maximum term of a stock option under the Option Plan is 10 years.

In the event employment is terminated for any reason other than gross and willful misconduct, death, or disability, vested options are exercisable within 30 days after such termination of employment. Termination due to gross and willful misconduct terminates the option as of the date of the misconduct. Upon death or disablement, vested options are exercisable within six months after the date of death or disablement by the executors, administrators, or applicable guardian of the optionee.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.0 percent and 6.2 percent; expected lives of 4 years and 4 years; expected volatility of 32 percent and 40 percent; and no dividends are expected to be paid.

The following net income and earnings per share data reflect the pro forma effect of the stock-based compensation cost for the Company's stock option plan and employee stock purchase plan in accordance with Statement 123 (in thousands, except per share data):

                              1996                1995
----------------------------------------------------------
NET INCOME
     AS REPORTED              $13,218             $10,358
     PRO FORMA                $11,337             $10,059
PRIMARY EARNINGS
PER SHARE
     AS REPORTED                $0.83             $  0.65
     PRO FORMA                  $0.73             $  0.67
FULLY DILUTED
EARNINGS PER SHARE
     AS REPORTED                $0.83             $  0.65
     PRO FORMA                  $0.71             $  0.63
----------------------------------------------------------

Pro forma net income and earnings per share data reflect only options granted in 1996 and 1995.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

Stock option transactions for the years ended December 31, 1994, 1995 and 1996 are summarized as follows (in thousands, except price data):

                                             WEIGHTED AVERAGE
                                   SHARES    EXERCISE PRICE
----------------------------------------------------------
BALANCE, DECEMBER 31, 1993         1,056          $ 1.80
OPTIONS GRANTED                      748           13.46
OPTIONS CANCELED                    (275)           3.58
OPTIONS EXERCISED                   (134)           1.25
----------------------------------------------------------
BALANCE AT DECEMBER 31, 1994       1,395            7.75
==========================================================
OPTIONS GRANTED                    1,401           27.83
OPTIONS CANCELED                    (305)          11.41
OPTIONS EXERCISED                   (251)           3.24
----------------------------------------------------------
BALANCE AT DECEMBER 31, 1995       2,240           20.04
=========================================================
OPTIONS GRANTED                    1,092           22.62
OPTIONS CANCELED                    (406)          21.60
OPTIONS EXERCISED                   (304)           9.58
---------------------------------------------------------
BALANCE AT DECEMBER 31, 1996       2,622          $22.08
=========================================================

For the years ended December 31, 1996, 1995 and 1994 there were 472,108, 126,588 and 86,282 options exercisable, respectively. As of December 31, 1996, no stock options were available for future grants. The weighted-average grant-date fair values of options granted during 1996 and 1995 were $8.88 and $9.42 per share, respectively.

The following table summarizes information about the stock options outstanding as of December 31, 1996 (options in thousands):

                           OPTIONS                          OPTIONS
                         OUTSTANDING                      EXERCISABLE
              -----------------------------------   -----------------------
                              WEIGHTED
                               AVERAGE    WEIGHTED                 WEIGHTED
   RANGE OF                   REMAINING   AVERAGE                   AVERAGE
   EXERCISE      NUMBER     CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
    PRICES    OUTSTANDING       LIFE       PRICE     EXERCISABLE     PRICE
-----------------------------------------------------------------------------
     $ 1-15       539         7.5 years    $10           208          $ 9
-----------------------------------------------------------------------------
         17       644        10.0           17             0           17
-----------------------------------------------------------------------------
      19-26       432         8.4           23           126           23
-----------------------------------------------------------------------------
      28-30       579         9.2           29            58           29
-----------------------------------------------------------------------------
      31-38       428         9.0           33            80           33
-----------------------------------------------------------------------------
     $ 1-38     2,622         8.9          $22           472          $19
-----------------------------------------------------------------------------

(10) EMPLOYEE STOCK PURCHASE PLAN

In 1995, the Stockholders of the Company approved the Alternative Resources Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). An aggregate of 300,000 shares of the Company's Common Stock (subject to adjustment for any dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Stock Purchase Plan. The Stock Purchase Plan covers each employee who has completed 1,000 hours of service during the last 12 calendar months preceding the enrollment date. The Stock Purchase Plan enables employees to purchase the Company's Common Stock at 85% of the market price. Employees may purchase the Company's Common Stock through the Stock Purchase Plan only by payroll deduction. Payroll deductions may not exceed 20% of the employee's gross pay or $21,250 in any one year. During 1996 and 1995, all Stock Purchase Plan shares were purchased on the open market. In 1996 and 1995, the Company's matching portion to the Stock Purchase Plan amounted to $195,000 and $149,000, respectively. As required under Statement 123, these amounts have been reflected in the pro forma net income and earnings per share data (see Note 9).

(11) CONCENTRATION OF CREDIT RISK

The Company provides services to clients including systems integrators, telecommunications companies, banking and financial services entities, manufacturers, distributors, health care providers and utilities throughout the United States. In 1996, 1995 and 1994, the largest client accounted for approximately 13%, 11% and 6%, and the second largest client accounted for approximately 11%, 15% and 12% of the Company's total revenues, respectively.

(12) LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                           INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALTERNATIVE RESOURCES CORPORATION


We have audited the accompanying consolidated balance sheets of Alternative Resources Corporation and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Resources Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Chicago, Illinois
January 21, 1997

                                 STOCKHOLDER INFORMATION

Alternative Resources Corporation completed its initial public offering on May 2, 1994, at a split-adjusted price per share of $7.00. ARC's common stock is traded on the Nasdaq National Market under the symbol "ALRC." No cash dividends have been paid on the Common Stock since the initial trading. As of December 31, 1996, ARC had 174 stockholders of record (including brokerage firms and other nominees) and 15,651,391 outstanding shares of common stock. The table shows the reported high and low sale prices of the common stock for the periods indicated during the years ended December 31, 1995 and 1996 (all price data has been restated to reflect a two-for-one stock split effective May 22, 1995):

                                 1996                    1995
                         -------------------     -------------------
                          HIGH          LOW       HIGH         LOW
----------------------------------------------------------------------
FIRST QUARTER            $33-1/4     $24         $20-1/8     $14-3/4
----------------------------------------------------------------------
SECOND QUARTER            44-1/2      30-1/2      27-1/2      18
----------------------------------------------------------------------
THIRD QUARTER             37-1/2      20-1/2      34          25-1/2
----------------------------------------------------------------------
FOURTH QUARTER            30-3/4      13-1/2      33-1/4      26-3/4
----------------------------------------------------------------------