Form 10-K, Exhibit 13
period 1997-12-31
ALTERNATIVE RESOURCES CORP
filed 1998-03-31
CIK 920521


                              FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                     IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA
                                                                  YEAR ENDED DECEMBER 31,
                                                 1997        1996        1995        1994        1993
                                                 --------------------------------------------------------
Revenue                                          $262,970    $196,728    $154,173    $ 94,478    $ 53,061
Cost of services                                  172,248     124,268      97,401      58,062      32,047
---------------------------------------------------------------------------------------------------------
Gross profit                                       90,722      72,460      56,772      36,416      21,014
Selling, general and administrative expenses       68,122      51,538      39,847      26,335      15,471
---------------------------------------------------------------------------------------------------------
Income from operations                             22,600      20,922      16,925      10,081       5,543
Other income (expense), net                           232       1,107         713         303         (80)
---------------------------------------------------------------------------------------------------------
Income from income taxes                           22,832      22,029      17,638      10,384       5,463
Income taxes                                        8,743       8,811       7,280       4,194       2,237
---------------------------------------------------------------------------------------------------------
Net income                                       $ 14,089    $ 13,218    $ 10,358    $  6,190    $  3,226
---------------------------------------------------------------------------------------------------------
Diluted earnings per share                       $   0.88    $   0.82    $   0.65    $   0.41    $   0.24
---------------------------------------------------------------------------------------------------------
Weighted average common
  and common equivalent shares outstanding         16,052      16,077      15,861      14,958      13,620
---------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA:
Number of branches open at period end                  58          51          42          34          25
BALANCE SHEET DATA:
Working capital                                  $ 65,795    $ 51,812    $ 33,994    $ 19,207    $  3,215
Total assets                                      174,450      64,403      47,811      26,581       9,011
Stockholders' equity                               70,645      55,667      38,461      19,972       3,601
---------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------------

OVERVIEW

Alternative Resources Corporation-Registered Trademark- (ARC) has experienced substantial growth in revenue and earnings driven by industry trends toward outsourcing of information technology (IT) operations, increased penetration of existing clients and expansion into new markets, increased productivity of existing branch offices, the opening of new branch offices and the introduction of new services.

On November 7, 1997, ARC acquired CGI Systems, Inc. (CGI). CGI provides ARC with a range of information technology services including applications support; network solutions, including network implementation and Lotus Notes practices; applications development practices; and applications consulting practices for SAP, data warehousing and other applications. The acquisition is a strategic expansion of ARC's service offerings in the IT staffing and managed services area, which will allow for a broader base of solutions to an increasingly sophisticated information technology marketplace.

The acquisition was accounted for as a purchase. Accordingly, only the results of the acquired operations since the acquisition date are included in the 1997 statement of operations. The transaction and its related financing are described in further detail in the company's 8-K and 8-K/A filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The following table sets forth the percentage of revenue represented by certain line items of ARC's consolidated statements of operations for the periods indicated:


YEAR ENDED DECEMBER 31,          1997           1996           1995
----------------------------------------------------------------------

REVENUE                         100.0%         100.0%         100.0%

COST OF SERVICES                 65.5           63.2           63.2
----------------------------------------------------------------------
GROSS PROFIT                     34.5           36.8           36.8

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES          25.9           26.2           25.8
----------------------------------------------------------------------
INCOME FROM OPERATIONS            8.6           10.6           11.0

OTHER INCOME, NET                 0.1            0.6            0.4
----------------------------------------------------------------------
INCOME BEFORE TAXES               8.7           11.2           11.4

INCOME TAXES                      3.3            4.5            4.7
----------------------------------------------------------------------
NET INCOME                        5.4%           6.7%           6.7%
----------------------------------------------------------------------
----------------------------------------------------------------------


FISCAL 1997 COMPARED TO FISCAL 1996

REVENUE. Revenue increased by 33.7% from $196.7 million in 1996 to $263.0 million in 1997, primarily as a result of an increase in the hours of service provided to clients from 5.7 million in 1996 to 7.2 million in 1997, and, to a lesser extent, an increase in the average revenue per project hour. The increase in hours of service was primarily from increased productivity of existing branch offices. Branch offices opened prior to the beginning of 1996 contributed 78.3% of ARC's revenue growth from 1996 to 1997. The increase in average revenue per project hour reflects demand for technical employees with higher skills and an increase in prices. The acquisition of CGI contributed $5.9 million, or 3.0% of the revenue increase.

Beginning in 1996, the Company undertook two significant initiatives. The first was the addition of a value-added service line called Smartsourcing-Registered Trademark- Solutions. Under a Smartsourcing-Registered Trademark- Solutions arrangement, a client can leverage ARC's technical and project management expertise by having ARC manage an information technology (IT) function or project. The second initiative, called General Business (formerly Middle Market), consists of offering ARC's services to mid-sized companies. Both of these initiatives contributed significantly to ARC's revenue growth in 1997. From a service line perspective, Smartsourcing-Registered Trademark- Solutions represented 23% of ARC's total revenue in 1997 versus 7% of total revenue in 1996. From a market perspective, General Business revenue accounted for 14% of total revenue in 1997, up from 4% of total revenue in 1996.

GROSS PROFIT. Gross profit increased by 25.2% from $72.5 million in 1996 to $90.7 million in 1997, primarily as a result of an increase in hours of service provided to clients. Gross margin declined from 36.8% in 1996 to 34.5% in 1997, principally from increased volume discounts to our largest clients. ARC offers its largest clients volume discounts from list prices in order to encourage increased and continued usage of ARC's services. in addition, these arrangements provide ARC with the opportunity to sell its value-added services, such as Smartsourcing-registered trademark- Solutions, to these clients. ARC believes these arrangements have contributed significantly to its overall revenue growth as well as growth within its Smartsourcing-registered trademark- Solutions service line. The gross profit margin was not materially impacted by the CGI acquisition due to the short period of time that CGI was owned during 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------------
CONTINUED

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $51.5 million in 1996 to $68.1 million in 1997, primarily due to increased commissions, bonuses and staffing expenses associated with revenue and profitability growth; a full year.of expenses associated with the General Business and Smartsourcing-Registered Trademark-Solutions initiatives that were launched in 1996; an increased number of branch offices and their related operating costs; and one-time costs incurred in connection with the acquisition and integration of CGI. Selling, general and administrative expenses decreased as a percentage of revenue from 26.2% in 1996 to 25.9% in 1997 reflecting greater operating efficiencies and economies of scale gained from a larger revenue base.

INCOME FROM OPERATIONS. Income from operations increased from $20.9 million in 1996 to $22.6 million in 1997, and decreased as a percentage of total revenue from 10.6% to 8.6%, respectively. The 1997 income from operations was partially impacted by the aforementioned acquisition and integration costs during the fourth quarter of 1997.

OTHER INCOME. Other income consists of interest income net of interest expense. Other income decreased in 1997 due to interest expense associated with the financing of the CGI acquisition.

PROVISION FOR INCOME TAXES. The provision for income taxes decreased from $8.8 million, or an effective tax rate of 40.0%, in 1996 to $8.7 million, or an effective tax rate of 38.3%, in 1997. The decrease in the effective tax rate in 1997 is the result of a tax planning initiative that was implemented in 1996.

NET INCOME. Net income increased from $13.2 million in 1996 to $14.1 million in 1997, and decreased as a percentage of total revenue from 6.7% in 1996 to 5.4% in 1997.

DILUTED EARNINGS PER SHARE. Diluted earnings per share increased from $0.82 in 1996 to $0.88 in 1997. Diluted earnings per share amounts reflect the adoption of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," in 1997 and are restated for all years presented. The 1997 diluted earnings per share was reduced by an estimated $0.07 related to acquisition and integration costs for CGI.

FISCAL 1996 COMPARED TO FISCAL 1995

REVENUE. Revenue increased by 27.6% from $154.2 million in 1995 to $196.7 million in 1996, primarily as a result of an increase in the hours of service provided to clients from 4.8 million in 1995 to 5.7 million in 1996, and, to a lesser extent, an increase in the average revenue per project hour. The increase in hours of service was primarily from increased.productivity of existing branch offices. Branch offices opened prior to the beginning of 1995 contributed 86.9% of ARC's revenue growth from 1995 to 1996. The increase in average revenue per project hour reflects demand for technical employees with higher skills and an increase in prices.

GROSS PROFIT. Gross profit increased by 27.6% from $56.8 million in 1995 to $72.5 million in 1996, primarily as a result of an increase in hours of service provided to clients. Gross margin remained unchanged at 36.8% for 1995 and 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $39.8 million in 1995 to $51.5 million in 1996, primarily due to increased commissions, bonuses and staffing expenses associated with revenue and profitability growth; start-up expenses associated with the new Middle Market and Smartsourcing-Registered Trademark-Solutions initiatives; and an increased number of branch offices and their related operating costs. Selling, general and administrative expenses increased as a percentage of revenue from 25.8% in 1995 to 26.2% in 1996, primarily due to start-up costs associated with the aforementioned initiatives.

INCOME FROM OPERATIONS. Income from operations increased from $16.9 million in 1995 to $20.9 million in 1996, and decreased as a percentage of total revenue from 11.0% to 10.6%, respectively.

PROVISION FOR INCOME TAXES. The provision for income taxes increased from $7.3 million, or an effective tax rate of 41.3%, in 1995 to $8.8 million, or an effective tax rate of 40.0%, in 1996. The decrease in the effective tax rate in 1996 is the result of a tax planning initiative that was implemented at the beginning of the year.

NET INCOME. Net income increased from $10.4 million in 1995 to $13.2 million in 1996, and remained unchanged as a percentage of total revenue at 6.7%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------------------------------------
CONTINUED


DILUTED EARNINGS PER SHARE. Diluted earnings per share increased from $0.65 in 1995 to $0.82 in 1996. Diluted earnings per share amounts reflect the adoption of SFAS.No. 128 and are restated for all years presented.

LIQUIDITY AND CAPITAL RESOURCES

ARC has historically financed its operations and capital expenditures through public and private offerings of equity securities, a bank line of credit and cash generated from operations. Net cash flow provided by operations was $4.1 million in 1995 and $2.6 million in 1996. Net cash flow used in operations was $144,000 in 1997. The 1997 net cash flow was impacted by increased capital spending related to the replacement of the Company's information technology systems. This initiative was started in 1997 and is expected to be substantially complete in 1998. The 1997 net cash flow was also impacted by the aforementioned acquisition and integration costs associated with CGI. Working capital increased from $34.0 million at December 31, 1995 to $51.8 million at December 31, 1996 and $65.8 million at December 31, 1997. The increase in working capital from December 31, 1996 to December 31, 1997 was partially attributable to the acquisition of working capital from CGI.

On June 21, 1995, ARC received $7.2 million of net proceeds from the sale of 314,850 shares of its common stock pursuant to an over-allotment option granted by ARC in connection with a secondary public offering of shares by certain selling stockholders of ARC.

ARC financed the acquisition of CGI with cash from short-term investments and borrowings under a $75.0 million revolving credit facility. As of December 31, 1997, the total borrowings under the revolving credit facility were $73.5 million.

ARC believes its cash balances, funds from operations and borrowing capacity will be sufficient to fund continued expansion of its office network and to meet all of its anticipated operating cash requirements for at least the next 12 months.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires (a) classification of items of other comprehensive income by their nature in a financial statement and (b) display of the accumulated-balance of other comprehensive income separate from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of Business Enterprise," but retains the requirement to report information about major customers.

The Company is currently evaluating the impact these statements will have on its financial statements.

CONSOLIDATED BALANCE SHEETS


                                                                                                               DECEMBER 31,
IN THOUSANDS, EXCEPT SHARE DATA                                                                             1997          1996
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                                    $    971      $  2,310
Short-term investments                                                                                          7,673        20,868
Trade accounts receivable, net of allowance
    for doubtful accounts, $662 in 1997 and $528 in 1996                                                       83,124        33,207
Prepaid expenses                                                                                                  780           455
Other receivables                                                                                               2,481         2,403
Deferred income taxes                                                                                             800           960
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                           95,829        60,203
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
Office equipment                                                                                                7,783         3,103
Furniture and fixtures                                                                                          2,440         1,427
Software                                                                                                        4,835           420
Leasehold improvements                                                                                            730           307
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               15,788         5,257
Less accumulated depreciation and amortization                                                                  6,562         2,377
------------------------------------------------------------------------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                                                                                      9,226         2,880
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Long-term investments                                                                                             502         1,026
Goodwill, net of amortization, $176 in 1997                                                                    47,624            --
Restricted cash held in escrow                                                                                 20,000            --
Other assets                                                                                                    1,269           294
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                                             69,395         1,320
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                                 $174,450      $ 64,403
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                                             $  8,261      $    324
Payroll and related expenses                                                                                   11,843         5,969
Accrued expenses                                                                                                9,357         1,632
Income taxes payable                                                                                              573           466
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                                      30,034         8,391
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                                 73,500            --
Deferred rent payable                                                                                             271           345
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                             103,805         8,736
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred Stock ($.01 par value; 1,000,000 shares authorized; none issued and outstanding)                         --            --
Common Stock ($.01 par value; 50,000,000 shares authorized;
    15,777,564 and 15,651,391 shares issued in 1997 and 1996, respectively)                                       158           157
Additional paid-in capital                                                                                     23,886        23,003
Unrealized gain (loss) on available-for-sale securities                                                           399          (28)
Cumulative translation adjustment                                                                                  40            43
Retained earnings                                                                                              46,581        32,492
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               71,064        55,667
LESS:
Treasury shares, at cost (19,000 shares in 1997)                                                                  419            --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                                     70,645        55,667
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                   $174,450      $ 64,403
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE DATA                                         1997                1996                1995
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $   262,970          $  196,728          $  154,173
Cost of services                                                             172,248             124,268              97,401
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                  90,722              72,460              56,772
Selling, general and administrative expenses                                  68,122              51,538              39,847
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                                                        22,600              20,922              16,925
Other income, net                                                                232               1,107                 713
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    22,832              22,029              17,638
Income taxes                                                                   8,743               8,811               7,280
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $    14,089          $   13,218          $   10,358
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:
Basic                                                                    $      0.90          $     0.85          $     0.69
Diluted                                                                  $      0.88          $     0.82          $     0.65
-----------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING:
Basic                                                                         15,703              15,523              15,073
Diluted                                                                       16,052              16,077              15,861
-----------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF THE BUSINESS Alternative Resources Corporation (the "Company") was incorporated in Delaware on March 8, 1988. The Company provides comprehensive information technology (IT) services that allow clients to stay focused on mission-critical activities of their business. Customized solutions vary based on the nature and length of client projects, the degree of day-to-day management responsibility clients wish to delegate, and the flexibility desired. The Company historically has focused on five information technology environments including: 1) help desk, 2) desktop support, 3) LAN/WAN/telecommunications, 4) client/server, and 5) data center operations. With the acquisition of CGIsystems on November 7, 1997, ARC broadened the scope of its services to focus on the following additional environments: applications development, applications maintenance, groupware, Internet, Intranet and electronic commerce.

PRINCIPLES OF CONSOLIDATION The operations of the Company are conducted through a parent holding company and three operating subsidiaries. The accompanying financial statements include the consolidated financial position and results of operations of the Company and its subsidiaries with all intercompany transactions eliminated in their entirety.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS Cash and cash equivalents include all deposits in banks and highly liquid investments with original maturities of three months or less.

INVESTMENT SECURITIES Marketable securities purchased after December 31, 1995 are classified as available-for-sale under Statement of Financial Accounting Standards No. 115 and are recorded at fair market value, with unrealized holding gains or losses, if any, recorded as a separate component of stockholders' equity. Marketable securities purchased before December 31, 1995 are classified as held-to-maturity and are recorded at amortized cost. The Company does not invest in trading securities. The Company uses the specific identification basis of accounting for individual securities.

GOODWILL Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited. Adjustments to the carrying value of goodwill are made if the sum of expected future net cash flows from the business acquired is less than book value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Software includes development costs for IT projects currently in progress and will be depreciated upon completion. Leasehold improvements are amortized using the straight-line method over the life of the related leases, generally three to five years.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian branch offices are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the year. The related translation adjustments are reflected as a cumulative translation adjustment in stockholders' equity. Foreign currency transaction gains and losses for the years presented were not material.

REVENUE RECOGNITION Revenues are recognized, net of volume discounts, as services are performed.

INCOME TAXES Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years.in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, no compensation cost has been recognized for its stock-based compensation plans. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma net income per share

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONTINUED


disclosures for its stock-based compensation plans in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of Statement 123.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the Company's financial instruments, except for long-term debt, approximate their fair values due to the short maturity of these instruments. The carrying amount of long-term debt approximates its fair value due to its variable.interest rate.

COMPUTATION OF EARNINGS PER SHARE In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," and all share and per share amounts presented have been restated to reflect this change. Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is based on the weighted average number of common shares outstanding and includes the dilutive effect of unexercised stock options using the treasury stock method.

-----------------------------------------------------------------------
IN THOUSANDS                   1997             1996         1995
-----------------------------------------------------------------------
BASIC SHARES                  15,703          15,523        15,073

PLUS: INCREMENTAL
SHARES FROM STOCK OPTIONS        349             554           788
-----------------------------------------------------------------------
 DILUTED SHARES               16,052          16,077        15,861
-----------------------------------------------------------------------
-----------------------------------------------------------------------


(2) ACQUISITIONS

On November 7, 1997, the Company acquired all of the outstanding stock of CGI Systems, Inc. (CGI). CGI provides ARC with a range of information technology services including applications support; network solutions, including network implementation and Lotus Notes practices; applications development practices; and applications consulting practices for SAP, data warehousing and other applications. The acquisition is a strategic expansion of ARC's service offerings in the IT staffing and managed services area, which will allow for a broader base of solutions to an increasingly sophisticated information technology marketplace.

The initial purchase price for CGI was $60.0 million with a potential additional payout of up to $20.0 million over the next three years if certain targets are achieved. The purchase price was financed with cash from short-term investments and borrowings under a $75.0 million revolving credit facility. The $20.0 million potential additional payout is reported in other assets as restricted cash held in escrow. Estimated acquisition costs relating to the purchase of CGI amounted to $2.1 million. These costs included investment banking and other professional fees, employee severance, costs of closing office facilities and various other expenses.

The acquisition of CGI was accounted for under the purchase method. Accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The consolidated statements of operations reflect the results of operations of CGI since the acquisition date. The preliminary allocation of purchase price resulted in goodwill of $45.7 million which will be amortized on a straight-line basis over 40 years.

The following pro forma information combines the consolidated results of operations as if the acquisition of CGI had been consummated as of January 1, 1996, and includes the impact of certain acquisition-related adjustments. Acquisition adjustments include the amortization of goodwill and other intangibles, interest expense related to the acquisition debt and the related income tax effects. This summary is provided for informational purposes only. Since the financial information set forth below is based upon operating results of CGI when it was not under the control or management of ARC, the information presented is not indicative of the results which would have actually been obtained had the acquisition been completed as of January 1, 1996, nor are they indicative of future results.

-----------------------------------------------------------------------------------------------
                                                                           (UNAUDITED)
IN THOUSANDS, EXCEPT PER SHARE DATA                                    1997           1996
-----------------------------------------------------------------------------------------------
REVENUE                                                           $  315,360      $  236,839
NET INCOME                                                            13,326          11,101
NET INCOME PER SHARE                                                    0.83            0.69
-----------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONTINUED


(3) INVESTMENTS

The aggregate fair value and amortized cost of investments.is as follows (in thousands):

------------------------------------------------------------------------------------------------
                                                              GROSS
                                                            UNREALIZED
                                                              HOLDING
                                     AGGREGATE     ----------------------------    AMORTIZED
                                     FAIR VALUE        GAINS         (LOSSES)      COST BASIS
------------------------------------------------------------------------------------------------
DECEMBER 31, 1997

AVAILABLE-FOR-SALE:
  EQUITY SECURITIES                 $     4,374     $    519        $   (157)     $    4,012
  US TREASURY AND FEDERAL
  AGENCY DEBT SECURITIES                    500            1              --             499
  STATE AND MUNICIPAL
  DEBT SECURITIES                         1,009            9              --           1,000
  CORPORATE DEBT
  SECURITIES                              2,292           35              (8)          2,265
------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                   $     8,175     $    564        $   (165)     $    7,776
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

DECEMBER 31, 1996

AVAILABLE-FOR-SALE:
  US TREASURY AND FEDERAL
  AGENCY DEBT SECURITIES            $     7,275     $     31        $    (14)     $    7,258
  STATE AND MUNICIPAL
  DEBT SECURITIES                         7,299            4             (29)          7,324
  CORPORATE DEBT
  SECURITIES                              4,880            3             (23)          4,900
------------------------------------------------------------------------------------------------
TOTAL                                    19,454           38             (66)         19,482
------------------------------------------------------------------------------------------------

HELD-TO-MATURITY:
  US TREASURY AND FEDERAL
  AGENCY DEBT SECURITIES                    760            6              --             754
  STATE AND MUNICIPAL
  DEBT SECURITIES                         1,680            1              (7)          1,686
------------------------------------------------------------------------------------------------
TOTAL                                     2,440            7              (7)          2,440
------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                   $    21,894         $ 45        $    (73)     $   21,922
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


The aggregate fair value and amortized cost of debt securities by contractual maturity as of December 31, 1997 was (in thousands):

-----------------------------------------------------------------------------------------------
                                                                  AGGREGATE         AMORTIZED
                                                                  FAIR VALUE       COST BASIS
-----------------------------------------------------------------------------------------------


MATURITY WITHIN 1 YEAR                                              $  3,271      $    3,263
MATURITY AFTER 1 THROUGH 5 YEARS                                         128             119
MATURITY AFTER 5 THROUGH 10 YEARS                                        123             122
MATURITY AFTER 10 YEARS                                                  279             259
-----------------------------------------------------------------------------------------------
DEBT SECURITIES                                                     $  3,801      $    3,763
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


Proceeds from the sales of available-for-sale securities were $14,949,000 in 1997 and $628,000 in 1996. Gross realized gains and losses on those sales were not significant.

(4) LONG-TERM BORROWINGS

The Company entered into a $75.0 million revolving credit facility to, in part, finance the acquisition of CGI and to meet anticipated cash needs. As of December 31, 1997, the total borrowings under the revolving credit facility were $73.5 million. The average interest rate on the revolving credit facility was 6.7% in 1997 and is based on LIBOR plus 7/8%. The credit facility expires in the year 2000.

(5) STOCKHOLDERS' EQUITY

In 1994, the Company accrued $700,000 as an estimate of the costs to be incurred for registration rights granted to Wind Point Partners II, L.P., with a corresponding reduction in additional paid-in-capital. Approximately $200,000 and $225,000 were utilized for registration rights exercised in 1995 and 1994, respectively, and additional paid-in-capital was increased by $275,000 as the remaining registration rights expired.

On May 22, 1995, the Company's Board of Directors approved a two-for-one split of the Company's Common Stock. All common share and per share amounts have been adjusted retroactively to give effect to the stock split.

In June 1995, the Company issued 314,850 shares of Common Stock in connection with a secondary public offering of the Company's Common Stock.

In April 1996, the Company amended the Certificate of Incorporation to increase the number of authorized shares.of Common Stock to 50,000,000.

(6) LEASES

The Company leases its office facilities under noncancelable operating leases. Rental expense for operating leases during 1997, 1996 and 1995 was $3,258,000, $2,257,000 and $1,608,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are (in thousands):

----------------------------------------------------------------------
YEAR ENDING DECEMBER 31,                                    AMOUNT
----------------------------------------------------------------------
1998                                                    $    3,474

1999                                                         3,259

2000                                                         2,799

2001                                                         2,132

2002                                                         1,196

THEREAFTER                                                   2,256
----------------------------------------------------------------------
TOTAL                                                   $   15,116
----------------------------------------------------------------------
----------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONTINUED

(7) OTHER INCOME, NET

Other income, net, for the years ended December 31, 1997, 1996 and 1995 is comprised of the following (in thousands):

----------------------------------------------------------------------
                                1997            1996          1995
----------------------------------------------------------------------
INTEREST INCOME             $    992        $  1,107       $   713
INTEREST EXPENSE                (760)             --            --
----------------------------------------------------------------------
                            $    232        $  1,107       $   713
----------------------------------------------------------------------
----------------------------------------------------------------------


(8) INCOME TAXES

Income tax expense (benefit) is summarized as follows for the years ended December 31, 1997, 1996 and 1995 (in thousands):

----------------------------------------------------------------------
                                1997            1996          1995
----------------------------------------------------------------------
CURRENT:

FEDERAL                     $  7,553        $  8,312      $  6,230
STATE                          1,030           1,150         1,376
----------------------------------------------------------------------
TOTAL CURRENT                  8,583           9,462         7,606
----------------------------------------------------------------------
DEFERRED:

FEDERAL                          140            (576)         (279)
STATE                             20             (75)          (47)
----------------------------------------------------------------------
TOTAL DEFERRED                   160            (651)         (326)
----------------------------------------------------------------------
                            $  8,743        $  8,811      $  7,280
----------------------------------------------------------------------
----------------------------------------------------------------------


The reasons for the difference between the effective tax rate and the corporate Federal income tax rate for the years ended December 31, 1997, 1996 and 1995 are as follows:

-----------------------------------------------------------------------------------------
                                                 PERCENTAGE OF EARNINGS BEFORE TAXES

                                                    1997          1996         1995
-----------------------------------------------------------------------------------------
FEDERAL INCOME TAX RATE                            35.0%          35.0%        35.0%

ITEMS AFFECTING FEDERAL INCOME TAX RATE:

STATE INCOME TAX, NET OF FEDERAL TAX BENEFIT        2.8            4.1          5.1

OTHER                                               0.5            0.9          1.2
-----------------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE                          38.3%          40.0%        41.3%
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows.(in thousands):

------------------------------------------------------------------------------------------------
                                                                        1997            1996
------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS:

  PROPERTY AND EQUIPMENT--DEPRECIATION                              $    197         $    71
  ACCOUNTS RECEIVABLE
  VALUATION ALLOWANCE                                                    445             271
  DEFERRED RENT PAYABLE                                                  109             138
  ACCRUED LIABILITIES                                                    872             519
------------------------------------------------------------------------------------------------
GROSS DEFERRED TAX ASSETS                                              1,623             999
------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

  SOFTWARE DEVELOPMENT COSTS                                            (480)             --
  ACQUISITION-RELATED ACCRUALS                                          (239)             --
  OTHER                                                                 (104)            (39)
------------------------------------------------------------------------------------------------
GROSS DEFERRED TAX LIABILITIES                                          (823)            (39)
------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSET                                              $    800         $   960
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


No valuation allowance for deferred tax assets has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

(9) EMPLOYEE SAVINGS PLAN

The Company maintains a defined contribution benefit plan ("the Plan"). The Plan covers each employee who has completed 1,000 hours of service in a 12-month period commencing with the start of employment. Contributions to the Plan are based on percentages of employee salaries plus a matching contribution by the Company in an amount to be determined at the Company's discretion. Vesting in the Company's contributions is based on length of service over a five-year period. Contributions by the Company on behalf of all employees approximated $175,000, $131,000 and $77,000 during 1997, 1996 and 1995, respectively.

(10) STOCK OPTIONS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONTINUED

The exercise price of incentive stock options granted under the Option Plan must be equal to at least 100% of the fair market value of the Company's Common Stock subject to the option on the date of grant. The incentive stock options granted by the Company may not be exercised during the first six months from the date granted and, thereafter, generally become exercisable at a rate of 2.38% of the total shares subject to the option on and after the first day of each calendar month. The maximum term of a stock option under the Option Plan is 10 years.

In the event employment is terminated for any reason other than gross and willful misconduct, death or disability, vested options are exercisable within 30 days after such termination of employment. Termination due to gross and willful misconduct terminates the option as of the date of the misconduct. Upon death or disablement, vested options are exercisable within six months after the date of death or disablement by the executors, administrators or applicable guardian of the optionee.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 6.0% and 6.0%; expected lives of 4 years and 4 years; expected volatility of 47% and 32%; and no dividends are expected to be paid.

The following net income and earnings per share data reflect the pro forma effects of the stock-based compensation cost for the Company's Option Plan in accordance with Statement 123 (in thousands, except per share data):

--------------------------------------------------------------------------------------------
                                                          1997          1996        1995
--------------------------------------------------------------------------------------------

NET INCOME                  AS REPORTED                $ 14,089      $ 13,218    $ 10,358
                            PRO FORMA                    11,002        11,337      10,059

BASIC EARNINGS              AS REPORTED                $   0.90      $   0.85    $   0.69
PER SHARE                   PRO FORMA                      0.70          0.73        0.71

DILUTED EARNINGS            AS REPORTED                $   0.88      $   0.82        0.65
PER SHARE                   PRO FORMA                      0.69          0.71        0.63
--------------------------------------------------------------------------------------------

Stock option transactions for the years ended December 31, 1995, 1996 and 1997 are summarized as follows (in thousands, except price data):

--------------------------------------------------------------------------
                                                          WEIGHTED
                                                           AVERAGE
                                           SHARES      EXERCISE PRICE
--------------------------------------------------------------------------
BALANCE AT DECEMBER 31,1994                1,395           $7.75
--------------------------------------------------------------------------
--------------------------------------------------------------------------
OPTIONS GRANTED                            1,401           27.83
OPTIONS CANCELED                            (305)          11.41
OPTIONS EXERCISED                           (251)           3.24
--------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995               2,240           20.04
--------------------------------------------------------------------------
--------------------------------------------------------------------------
OPTIONS GRANTED                            1,092           22.62
OPTIONS CANCELED                            (406)          21.60
OPTIONS EXERCISED                           (304)           9.58
--------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996               2,622           22.08
--------------------------------------------------------------------------
--------------------------------------------------------------------------
OPTIONS GRANTED                            1,832           20.35
OPTIONS CANCELED                          (1,202)          28.61
OPTIONS EXERCISED                           (126)           9.17
--------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997               3,126          $19.28
--------------------------------------------------------------------------
--------------------------------------------------------------------------


For the years ended December 31, 1997, 1996 and 1995 there were 662,000, 472,000 and 127,000 options exercisable, respectively. As of December 31, 1997 no stock options were available for future grants. The weighted-average grant-date fair values of options granted during 1997, 1996 and 1995 were $8.22, $8.88 and $9.42 per share, respectively.

The following table summarizes information about the stock options outstanding as of December 31, 1997 (options in thousands):


         OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
-----------------------------------------------  -----------------------------
                          AVERAGE      WEIGHTED                   WEIGHTED
  RANGE OF                REMAINING     AVERAGE                   AVERAGE
  EXERCISE     NUMBER    CONTRACTUAL   EXERCISE      NUMBER       EXERCISE
  PRICES     OUTSTANDING    LIFE        PRICE     EXERCISABLE      PRICE
------------------------------------------------------------------------------
$0.28-15.99      791        7.9 years  $13.22         323         $10.64
16.00-17.99      582        8.8         17.31          77          17.31
18.00-20.99      720        8.8         19.98         138          19.83
21.00-24.99      817        9.7         23.12          --             --
25.00-38.12      216        7.9         29.82         124          30.34
------------------------------------------------------------------------------
$0.28-38.12    3,126        8.7         19.28         662          17.03


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONTINUED


(11) EMPLOYEE STOCK PURCHASE PLAN

In 1995, the stockholders of the Company approved the Alternative Resources Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). An aggregate of 300,000 shares of the Company's Common Stock (subject to adjustment for any dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Stock Purchase Plan. The Stock Purchase Plan covers each employee who has completed 1,000 hours of service during the last 12 calendar months preceding the enrollment date. The Stock Purchase Plan enables employees to purchase the Company's Common Stock at 85% of the market price. Employees may purchase the Company's Common Stock through the Stock Purchase Plan only by payroll deduction. Payroll deductions may not exceed.20% of the employee's gross pay or $21,250 in any one.year. During 1997, all Stock Purchase Plan shares were purchased on the open market. In 1997, 1996 and 1995, the Company's matching portion to the Stock Purchase Plan amounted to $199,000, $195,000 and $149,000, respectively.

(12) CONCENTRATION OF CREDIT RISK

The Company provides services to clients including systems integrators, telecommunications companies, banking and financial services entities, manufacturers, distributors, health care providers and utilities throughout the United States. In 1997, 1996 and 1995, the largest client accounted for approximately 15%, 13% and 11%, the second largest client accounted for approximately 14%, 10% and 7% and the third largest client accounted for 12%, 11% and 15% of the Company's total revenues, respectively.

(13) LEGAL PROCEEDINGS

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALTERNATIVE RESOURCES CORPORATION:

We have audited the accompanying consolidated balance sheets of Alternative Resources Corporation and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years.in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based.on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Resources Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Chicago, Illinois
January 28, 1998

                              STOCKHOLDER INFORMATION

     ARC's Common Stock is traded on the Nasdaq National Market under the symbol "ALRC." No cash dividends have been paid on the common stock since the initial trading. As of December 31, 1997, ARC had 177 stockholders of record (including brokerage firms and other nominees) and 15,777,564 outstanding shares of Common Stock. The table shows the reported high and low sale prices of the Common Stock, for the periods indicated, during the years ended December 31, 1996 and 1997:



                                            1997                      1996
                                       HIGH        LOW          HIGH        LOW
FIRST QUARTER                         $17 7/8    $13 3/4       $33 1/4      $24
SECOND QUARTER                         22 1/2     13 1/2        44 1/2       30 1/2
THIRD QUARTER                          25 1/2     19 3/4        37 1/2       20 1/2
FOURTH QUARTER                         27 3/8     18 1/2        33 3/4       13 1/2