Form 10-K/A, Exhibit 13
period 1997-12-31
ALTERNATIVE RESOURCES CORP
filed 1998-04-17
CIK 920521


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
-----------------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            Consolidated Statements of Changes in Stockholders' Equity
                                 (IN THOUSANDS)


                                      PREFERRED STOCK                 COMMON STOCK                  ADDITIONAL
                                                                ISSUED               IN TREASURY      PAID-IN      RETAINED
                                     SHARES      AMOUNT  | SHARES      AMOUNTS |  SHARES    AMOUNT  | CAPITAL  |   EARNINGS |


BALANCE AT DECEMBER 31, 1994           -         $ -       14,781      $148         -        $-        $10,908      $ 8,916
  Issuance of Common Stock             -           -          315         3         -         -          7,207            -
  Exercise of stock options            -           -          251         2         -         -            811            -
  Repurchase of Common Stock           -           -          (24)        -         -         -           (738)           -
  Issuance of Common Stock under
    employee stock purchase plan       -           -           24         -         -         -            589            -
  Translation adjustment               -           -            -         -         -         -              -            -
  Expiration of stock
    registration rights                -           -            -         -         -         -            275            -
  Net income                           -           -            -         -         -         -              -       10,358
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995           -           -       15,347       153         -         -         19,052       19,274
  Exercise of stock options            -           -          304         4         -         -          2,909            -
  Repurchase of Common Stock           -           -          (55)        -         -         -         (1,500)           -
  Issuance of Common Stock under
    employee stock purchase plan       -           -           55         -         -         -          1,305            -
  Translation adjustment               -           -            -         -         -         -              -            -
  Unrealized loss on
    available-for-sale securities      -           -            -         -         -         -              -            -
  Tax benefit recognized on
    stock options exercised            -           -            -         -         -         -          1,237            -
  Net income                           -           -            -         -         -         -              -       13,218
---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996           -           -       15,651       157         -         -         23,003       32,492
  Exercise of stock options            -           -          126         1         -         -            897            -
  Repurchase of Common Stock           -           -          (68)        -       (19)     (419)        (1,330)           -
  Issuance of Common Stock under
    employee stock purchase plan       -           -           68         -         -         -          1,131            -
  Translation adjustment               -           -            -         -         -         -              -            -
  Unrealized loss on
    available-for-sale securities      -           -            -         -         -         -              -            -
  Tax benefit recognized on
    stock options exercised            -           -            -         -         -         -            185            -
  Net income                           -           -            -         -         -         -              -       14,089
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997           -         $ -       15,777      $158       (19)    $(419)       $23,886     $ 46,581
_______________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________




                                            UNREALIZED
                                          GAIN (LOSS) ON            CUMULATIVE             TOTAL
                                          AVAILABLE-FOR-            TRANSLATION         STOCKHOLDERS'
                                         SALES SECURITIES           ADJUSTMENT             EQUITY

BALANCE AT DECEMBER 31, 1994                $   -                    $   -                 $19,972
  Issuance of Common Stock                      -                        -                   7,210
  Exercise of stock options                     -                        -                     813
  Repurchase of Common Stock                    -                        -                    (738)
  Issuance of Common Stock under
    employee stock purchase plan                -                        -                     589
  Translation adjustment                        -                      (18)                    (18)
  Expiration of stock
    registration rights                         -                        -                     275
  Net income                                    -                        -                  10,358
-----------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995                    -                      (18)                 38,461
  Exercise of stock options                     -                        -                   2,913
  Repurchase of Common Stock                    -                        -                  (1,500)
  Issuance of Common Stock under
    employee stock purchase plan                -                        -                   1,305
  Translation adjustment                        -                       61                      61
  Unrealized loss on
    available-for-sale securities             (28)                       -                     (28)
  Tax benefit recognized on
    stock options exercised                     -                        -                   1,237
  Net income                                    -                        -                  13,218
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996                  (28)                      43                  55,667
  Exercise of stock options                     -                        -                     898
  Repurchase of Common Stock                    -                        -                  (1,749)
  Issuance of Common Stock under
    employee stock purchase plan                -                        -                   1,131
  Translation adjustment                        -                       (3)                     (3)
  Unrealized loss on
    available-for-sale securities             427                        -                     427
  Tax benefit recognized on
    stock options exercised                     -                        -                     185
  Net income                                    -                        -                  14,089
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                 $399                      $40                 $70,645
_______________________________________________________________________________________________________________________________
________________________________________________________________________________________________________________________________

             SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (IN THOUSANDS)


                                                                                YEAR  ENDED  DECEMBER 31,
                                                                       1997              1996             1995

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                      $14,089          $  13,218        $  10,358
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
     DEPRECIATION AND AMORTIZATION                                     1,975                946              748
     DEFERRED INCOME TAXES                                               160               (651)            (326)
     ALLOWANCE FOR DOUBTFUL ACCOUNTS                                     134                (51)             403
     CHANGE IN ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
        Trade accounts receivable                                    (19,592)            (8,535)          (9,824)
        Prepaid expenses                                                 163                 63              (90)
        Other receivables                                                 15               (502)            (355)
        Other assets                                                     (15)               (30)             (49)
        Accounts payable                                             (10,106)              (113)             (36)
        Payroll and related expenses                                   4,820               (113)           2,565
        Accrued expenses                                               7,442               (529)             270
        Income taxes payable                                             845                 48              369
        Deferred rent payable                                            (74)                93               65
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     (144)             3,844            4,098
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment                           (6,321)            (1,770)          (1,551)
        Acquisitions                                                 (62,100)                 -                -
        Restricted cash held in escrow                               (20,000)                 -                -
        Purchases of available-for-sale securities                   (16,815)           (24,152)               -
        Redemptions of available-for-sale securities                  28,526              4,620                -
        Purchases of held-to-maturity securities                           -                  -          (19,533)
        Redemptions of held-to-maturity securities                     2,435             15,147           12,503
--------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                (74,275)            (6,155)          (8,581)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Net proceeds from sale of Common Stock                             -                  -            7,210
        Payment received on stock options exercised                      898              2,913              813
        Proceeds from long-term debt                                  73,500                  -                -
        Repurchase of Common Stock                                    (1,749)            (1,500)            (738)
        Issuance of Common Stock under employee stock purchase plan    1,131              1,305              589
        Accrued stock registration rights                                  -                  -             (200)
        Loan origination fees                                           (700)                 -                -
        Cash overdraft (repayment)                                         -                  -           (1,288)
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             73,080              2,718            6,386
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (1,339)               407            1,903
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                 2,310              1,903                -
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                   $     971          $   2,310           $1,903
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES:
        Cash paid for interest                                     $     382          $       -           $    -
        Cash paid for income taxes                                     8,121              9,753            7,275
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES:
        Tax benefit on stock options exercised                    $      185          $   1,237           $    -
        Expiration of stock registration rights                            -                  -             (275)
--------------------------------------------------------------------------------------------------------------------



                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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