Form 10-K405, Exhibit 13
period 1998-12-31
ALTERNATIVE RESOURCES CORP
filed 1999-03-31
CIK 920521

                                                                      Exhibit 13


Five-Year Summary of
------------------------------
Selected Financial Data

In thousands, except per share data                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                         1998*        1997          1996          1995           1994
----------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
Revenue                                            $ 338,560     $ 262,970     $ 196,728     $ 154,173       $ 94,478
Cost of services                                     225,127       172,248       124,268        97,401         58,062
----------------------------------------------------------------------------------------------------------------------
Gross profit                                         113,433        90,722        72,460        56,772         36,416
Selling, general and administrative expenses          92,734        68,122        51,538        39,847         26,335
Restructuring and one-time charges                    29,610            --            --            --             --
----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                         (8,911)       22,600        20,922        16,925         10,081
Other income (expense), net                           (3,324)          232         1,107           713            303
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    (12,235)       22,832        22,029        17,638         10,384
Income taxes                                           5,520         8,743         8,811         7,280          4,194
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $ (17,755)    $  14,089     $  13,218     $  10,358       $  6,190
Diluted earnings (loss) per share                  $   (1.13)    $    0.88     $    0.82     $    0.65       $   0.41
----------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted
   earnings (loss) per share                          15,779        16,052        16,077        15,861         14,958
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Number of branches open at period end                     52            58            51            42             34
SELECTED BALANCE SHEET DATA
Working capital                                    $  45,435     $  65,795     $  51,812     $  33,994       $ 19,207
Total assets                                         137,955       174,450        64,403        47,811         26,581
Stockholders' equity                                  52,529        70,645        55,667        38,461         19,972
----------------------------------------------------------------------------------------------------------------------

* As detailed in Management's Discussion and Analysis of Results of Operations, results for 1998 include pre-tax charges for restructuring and goodwill impairment totaling $29.6 million. Excluding these items, income from operations was $20.7 million, net income was $10.4 million and diluted earnings per share was $0.64.

management's discussion and analysis of
--------------------------------------------
financial condition and results of operations

OVERVIEW > Alternative Resources Corporation-Registered Trademark- (A.R.C) is a leading provider of information technology management and staffing services. The Company serves Fortune 1000 and mid-sized clients from 52 offices in the U.S. and Canada.

During the third quarter of 1998, significant changes occurred in the management structure of A.R.C as Larry Kane, the Company's founder and chief executive officer, retired. Raymond Hipp, an A.R.C board member for four years, assumed the role of chief executive officer. Other changes in the management structure included the replacement of several executive positions as well as the expansion of the senior management team to include several additional key management positions. These changes led to strategic modifications in the Company's operating model that were designed to eliminate unnecessary costs and create a more efficient sales and delivery system for the Company's services. Programs and activities that were not considered strategic to the Company's core business were terminated. In connection with these changes, the Company incurred a restructuring charge in the third quarter of 1998. The restructuring charge, along with a charge related to the impairment of goodwill, are included as part of "Restructuring and One-Time Charges" in the Company's 1998 Statement of Operations. These charges are more fully explained below.

The Company also completed a final settlement agreement with respect to CGI Systems, Inc. (CGI), which was acquired in the fourth quarter of 1997. One of the components of the acquisition was subject to a three-year earn-out agreement. A portion of the purchase price was set aside in an escrow account to be paid if the earn-out targets were achieved. During the fourth quarter of 1998, A.R.C and the sellers mutually agreed to liquidate the escrow account and disburse the funds based upon a negotiated split of approximately one-half to the sellers and one-half to A.R.C. The portion that was paid to the sellers was reflected by the Company as goodwill as part of the CGI purchase price for the component of the business to which the escrow was related. The portion that was disbursed to A.R.C was used to retire a portion of the Company's borrowings under its bank line of credit.

RESULTS OF OPERATIONS > The following table sets forth the percentage of revenue represented by certain line items of A.R.C's consolidated statements of operations for the periods indicated:


                                Year ended December 31,
------------------------------------------------------------
                             1998        1997        1996
------------------------------------------------------------
   Revenue                   100.0%      100.0%      100.0%
   Cost of services           66.5        65.5        63.2
------------------------------------------------------------
   Gross profit               33.5        34.5        36.8
   Selling, general
    and administrative
    expenses                  27.4        25.9        26.2
   Restructuring and
    one-time charges           8.7          --          --
------------------------------------------------------------
   Total operating
    expenses                  36.1        25.9        26.2
------------------------------------------------------------
   Income (loss) from
    operations                (2.6)        8.6        10.6
   Other income
    (expense), net            (1.0)        0.1         0.6
------------------------------------------------------------
   Income (loss) before
    income taxes              (3.6)        8.7        11.2
   Income taxes                1.6         3.3         4.5
------------------------------------------------------------
   Net income (loss)          (5.2)%       5.4%        6.7%
------------------------------------------------------------
------------------------------------------------------------

RESTRUCTURING AND ONE-TIME CHARGES > The Company incurred restructuring and one-time charges of $29.6 million in the third quarter of 1998 which consisted of the following elements:


   In millions
   -------------------------------------------------------
   Impairment of goodwill                           $25.7
   Restructuring charge                               3.9
   -------------------------------------------------------
   Total restructuring and one-time charges         $29.6
   -------------------------------------------------------

IMPAIRMENT OF GOODWILL > During the third quarter of 1998, the Company performed an impairment review of goodwill in accordance with the requirements of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The review indicated that there was an impairment of value, which resulted in a $25.7 million charge to expense in order to properly reflect the appropriate carrying value of goodwill. The facts and circumstances leading to the impairment review and related revaluation are as follows:

management's discussion and analysis of
---------------------------------------------
financial condition and results of operations


The acquisition of CGI consisted of three components, one of which was subject to an earn-out agreement. Accordingly, the portion of the purchase price related to this component of the acquired business was placed in an escrow account to be paid to the sellers if the earn-out targets were achieved. As such, the ultimate purchase price for this component of the acquired business was to be determined pending settlement of the escrow arrangement. As stated earlier, in the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half to A.R.C. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. Subsequent to this escrow settlement, an impairment review was performed on this portion of CGI goodwill in accordance with SFAS No. 121. The projected future undiscounted cash flows over the estimated useful life of this portion of the acquired business were more than sufficient to recover the related carrying value of goodwill.

The portion of the CGI purchase price that was not placed in escrow related to the other two components of the acquired business. This part of the purchase price was allocated to the net assets acquired with the remainder classified as goodwill. Subsequent information about these two components of CGI's business which was obtained through the audit of CGI's opening balance sheet, completed in the third quarter of 1998, and the integration of the acquired businesses into the Company's operations, indicated that the revenue base and the profitability of these two business components were lower than expected. An impairment was recognized when, in accordance with SFAS No. 121, projected future undiscounted cash flows for these components of the acquired business were insufficient to recover the related carrying value of the CGI goodwill. As such, the carrying value of the CGI goodwill that relates to these components of the acquired business was written down to the Company's estimate of fair value. The Company used discounted cash flow projections over the remaining estimated useful life of the acquired business components to determine the appropriate value of the related goodwill. This review supported a goodwill valuation of approximately $29.0 million for these components of the acquired business, which resulted in a write-off of impaired goodwill totaling $21.0 million.

During the first quarter of 1998, the Company acquired Writers, Inc. (Writers), a company which specialized in providing technical writing services. After a thorough review of the Company's strategic initiatives, management determined that this business was not strategic to the Company's long-term plans. As a result, the Writers goodwill was revalued to reflect the projected discounted cash flows from the business that was acquired. This evaluation resulted in a write-off of substantially all of Writers goodwill totaling $4.7 million.

RESTRUCTURING CHARGE > The restructuring charge consists of expenses associated with reorganizing the Company's management structure as well as expenses related to a restructuring of the Company's operating model. Of the $3.9 million restructuring charge, $1.9 million represents severance pay and other employment-related expenses connected with reorganizing the management structure. The remaining $2.0 million of the restructuring charge represents costs associated primarily with staff reductions and consolidation of sales offices as management implemented a plan to reduce operating costs and optimize the Company's operating model. Management estimates that the restructuring plan will result in annual savings of $3.0 to $4.0 million in selling, general and administrative expenses. See Notes to Consolidated Financial Statements for additional details related to the restructuring charge.

The restructuring and one-time charges impacted the Company's 1998 statement of operations by decreasing income before income taxes by $29.6 million, decreasing net income by $28.1 million and decreasing earnings per share by $1.77.

FISCAL 1998 COMPARED TO FISCAL 1997> Revenue increased by 28.7% from $263.0 million in 1997 to $338.6 million in 1998, primarily as a result of an increase in the Company's value-added Smartsourcing-RegisteredTrademark-Solutions (Solutions) business and, to a lesser extent, an increase in the Company's traditional staffing services. Revenue from Solutions services increased 57% over 1997 amounts while revenue from traditional staffing services increased 20% over the prior year. A portion of the increase in both Solutions revenue and staffing revenue was due to the CGI acquisition which added programming services to both the Solutions and the staffing services lines. The balance of the growth in revenue is the result of increased management's discussion and analysis of
---------------------------------------------
financial condition and results of operations


productivity from the Company's network of branch offices. Beginning in the first quarter of 1999, the Company's traditional staffing and Solutions services have been renamed A.R.C Staffing Management Services and A.R.C Technology Management Services, respectively, and will be referred to as such in subsequent communications.

GROSS PROFIT Gross profit increased by 25.0% from $90.7 million in 1997 to $113.4 million in 1998, as a result of an increase in the volume of services provided to clients. Gross margin declined from 34.5% in 1997 to 33.5% in 1998, principally from the lower margin businesses that were assumed from the CGI acquisition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased from $68.1 million in 1997 to $122.3 million in 1998. Excluding the restructuring and one-time charges taken in 1998, selling, general and administrative expenses increased from $68.1 million in 1997 to $92.7 million in 1998 primarily due to increases in variable expenses that are tied to revenue growth such as commissions, bonuses and staffing expenses; and the addition of management and support costs associated with certain portions of the business which were acquired via the CGI acquisition. Selling, general and administrative expenses increased as a percentage of revenue from 25.9% in 1997 to 36.1% in 1998. Excluding the restructuring and one-time charges taken in 1998, selling, general and administrative expenses increased as a percentage of revenue from 25.9% in 1997 to 27.4% in 1998, reflecting an increase in certain fixed expenses such as recruiting costs associated with the implementation of a centralized recruiting function to supplement existing local recruiting efforts, costs associated with the aforementioned expansion of the senior management team, and goodwill amortization expense related to the acquisitions of CGI Systems, Inc. and Writers, Inc.

INCOME (LOSS) FROM OPERATIONS Income (loss) from operations decreased from $22.6 million in 1997 to a loss of $8.9 million in 1998. Excluding the restructuring and one-time charge taken in 1998, income (loss) from operations decreased from $22.6 million in 1997 to $20.7 million reflecting the lower gross margin business acquired as part of the CGI acquisition and higher selling, general and administrative expenses. Income (loss) from operations as a percentage of total revenue decreased from 8.6% to (2.6)%. Excluding the restructuring and one-time charge taken in 1998, income (loss) from operations as a percentage of total revenue decreased from 8.6% to 6.1%.

OTHER INCOME (EXPENSE) Other income (expense) consists of interest income net of any interest expense. The Company incurred $3.3 million of net interest expense in 1998 compared with $232,000 of net interest income in 1997. In 1998, the Company incurred a full year of interest expense on borrowings under a line of credit which was used to finance the CGI acquisition in the fourth quarter of 1997.

PROVISION FOR INCOME TAXES The provision for income taxes decreased from $8.7 million in 1997 to $5.5 million in 1998. Excluding the tax effect associated with the restructuring and one-time charges taken in 1998, the provision for income taxes decreased from $8.7 million, or an effective tax rate of 38.3%, in 1997 to $7.0 million, or an effective tax rate of 40.2%, in 1998. The increase in the effective tax rate in 1998 was due to nondeductible goodwill amortization expense in 1998. Excluding the impact of goodwill, the 1998 effective tax rate was 38.0%.

NET INCOME (LOSS) Net income decreased from $14.1 million in 1997 to a loss of $17.8 million in 1998. Excluding the restructuring and one-time charges taken in 1998, net income decreased from $14.1 million in 1997 to $10.4 million in 1998 and, as a percentage of total revenue, decreased from 5.4% in 1997 to 3.1% in 1998.

FISCAL 1997 COMPARED TO FISCAL 1996 > Revenue increased by 33.7% from $196.7 million in 1996 to $263.0 million in 1997, primarily as a result of an increase in the hours of service provided to clients from 5.7 million in 1996 to 7.2 million in 1997, and, to a lesser extent, an increase in the average revenue per project hour. The increase in hours of service was primarily from increased productivity of existing branch offices. Branch offices opened prior to the beginning of 1996 contributed 78.3% of A.R.C's revenue growth from 1996 to 1997. The increase in average revenue per project hour reflects demand for technical employees with higher skills and an increase in prices. The acquisition of CGI contributed $5.9 million, or 3.0% of the revenue increase.

management's discussion and analysis of
---------------------------------------------
financial condition and results of operations

GROSS PROFIT Gross profit increased by 25.2% from $72.5 million in 1996 to $90.7 million in 1997, primarily as a result of an increase in hours of service provided to clients. Gross margin declined from 36.8% in 1996 to 34.5% in 1997, principally as a result of increased volume discounts to our largest clients. A.R.C offers its largest clients volume discounts from list prices in order to encourage increased and continued usage of A.R.C's services. In addition, these arrangements provide A.R.C with the opportunity to sell its value-added services such as Smartsourcing-RegisteredTrademark-Solutions,to these clients. A.R.C believes these arrangements have contributed significantly to its overall revenue growth as well as growth within its Smartsourcing-RegisteredTrademark- Solutions service line.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased from $51.5 million in 1996 to $68.1 million in 1997, primarily due to increased commissions, bonuses and staffing expenses associated with revenue and profitability growth, a full year of expenses associated with the Company's initiative to penetrate middle markets and Smartsourcing-RegisteredTrademark- Solutions initiatives that were launched in 1996 and an increased number of branch offices and their related operating costs. Selling, general and administrative expenses decreased as a percentage of revenue from 26.2% in 1996 to 25.9% in 1997, reflecting greater operating efficiencies and economies of scale gained from a larger revenue base.

INCOME FROM OPERATIONS Income from operations increased from $20.9 million in 1996 to $22.6 million in 1997, and decreased as a percentage of total revenue from 10.6% to 8.6%. The 1997 income from operations was impacted by the aforementioned acquisitions and integration costs during the fourth quarter of 1997.

OTHER INCOME Other income consists of interest income net of any interest expense. Other income decreased in 1997 due to interest expense associated with the financing of the CGI acquisition.

PROVISION FOR INCOME TAXES The provision for income taxes decreased from $8.8 million, or an effective tax rate of 40.0%, in 1996 to $8.7 million, or an effective tax rate of 38.3%, in 1997. The decrease in the effective tax rate in 1997 was the result of a tax planning initiative implemented in 1996.

NET INCOME Net income increased from $13.2 million in 1996 to $14.1 million in 1997, and decreased as a percentage of total revenue from 6.7% in 1996 to 5.4% in 1997.

LIQUIDITY AND CAPITAL RESOURCES > A.R.C has historically financed its operations and capital expenditures through sales of equity securities, a bank line of credit and cash generated from operations. Net cash flow provided by operations was $3.8 million in 1996. Net cash used in operations was $144,000 in 1997 while net cash provided by operations was $23.0 million in 1998. Net cash flow in 1998 was favorably impacted by the payment of approximately $8.0 million of accounts receivable, net of related accounts payable, in 1998 that were a part of the CGI acquisition and were included in the Company's balance sheet as of December 31, 1997. Working capital increased from $51.8 million at December 31, 1996 to $65.8 million at December 31, 1997 and decreased to $45.4 million at December 31, 1998. During 1998, the Company used its available cash to reduce long-term debt that was incurred under its bank line of credit.

A.R.C financed the acquisition of CGI with cash from short-term investments and borrowings under a $75.0 million revolving bank credit facility. As of December 31, 1997 and 1998, the total borrowings under the revolving credit facility were $73.5 million and $47.0 million, respectively.

The Company is in the process of replacing its accounting and financial reporting systems as well as the systems used by its branch offices to manage recruiting and project fulfillment activities. These new systems will allow management to better manage projects through enhanced accounting and reporting capabilities. In addition, they are necessary to accommodate future growth. These projects were started in 1997, continued through 1998 and will be completed in 1999. During 1998, the Company spent $11.9 million on capital expenditures compared with $6.3 million in 1997 and $1.8 million in 1996. The majority of the expenditures in 1998 were related to the aforementioned systems replacement.

management's discussion and analysis of
---------------------------------------------
financial condition and results of operations

A.R.C believes its cash balances, available credit facility and funds from operations will be sufficient to meet all of its anticipated cash requirements for at least the next 12 months including funding requirements for expansion of its office network and completion of its system replacement activities.

YEAR 2000 CONSIDERATIONS > INTERNAL ACCOUNTING AND FINANCIAL SYSTEMS During the process of replacing its information systems, the Company has also considered the Year 2000 compliance issue. One of the criteria used in selecting the hardware and software, which will replace the Company's existing systems, was that it had to be Year 2000 compliant. When completed, these systems will support the Company's entire business processing needs as well as all financial reporting needs. A portion of the replacement systems are currently installed and functioning, and management projects that the remainder will be installed and fully functional by mid-year 1999. Although the replacement of the Company's enterprise wide systems is being done for business purposes, it coincidentally addresses Year 2000 issues. As such, management believes that the Company will not incur significant additional expenditures, over and above the cost of installing the new systems, to address Year 2000 issues associated with the Company's internal systems. It is estimated that an additional $4 to $5 million will be expended in 1999 to complete the aforementioned replacement systems.

VENDORS, SUPPLIERS AND BUSINESS PARTNERS The Company's main "supplier" is its technical employees. As long as the Company has adequate internal resources in the form of systems infrastructure to staff and manage projects (See "Internal Accounting and Financial Systems" section above), management believes that there are no material Year 2000 issues associated with this group.

The Company also purchases products and services from third parties and intends to seek written assurances from its material vendors and suppliers that there will be no interruption of service or acceptable product as a result of the Year 2000 issue. Based in part on the assurances received or not received, the Company intends to devise contingency plans to mitigate the negative effects on the Company in the event the Year 2000 issue results in the unavailability of products or services. The Company cannot assure that any contingency plan will prevent product or service interruption by one or more of the Company's third party vendors or suppliers from having a material adverse effect on the Company. It is planned that these relationships will be evaluated through all of 1999, and changes to the supply chain as are deemed by management to be appropriate and feasible will be made.

The Company will be at risk from external infrastructure failures, including electrical power, telephone, and transportation, among others. Investigation and assessment of infrastructure is beyond the scope and resources of the Company. Among the risks arising from these sources are the Company's inability to conduct business in its offices or at client sites that lose electrical power or experience failure or elevator, security, HVAC or other building systems; downtime for billable personnel who are unable to travel to or from engagement locations if airline or other transportation providers cannot provide service; and disruption to Company business if telephone or cellular communication is unavailable.

CLIENTS In many instances the services that the Company provides to its clients are performed at the client's site, and require the use of the client's information systems. In the event that the Company's clients experience Year 2000 problems that impair or prevent access to clients' systems, the Company may be impaired in its ability to perform services at those client sites that experience such problems. The Company's technical employees might, therefore, generateless revenue during that period.

At this time, the Company is not able to assess the ultimate risk to the Company with respect to potential Year 2000 issues of its clients. However, aside from its three largest clients, which account for an aggregate of approximately 40 percent of the Company's revenue, the Company is not heavily dependent on any other single client. The Company has been monitoring, and will continue to monitor, all available public disclosures of its three largest clients in order to assess their progress in addressing their respective Year 2000 issues.

management's discussion and analysis of
---------------------------------------------
financial condition and results of operations


The Company's efforts to assess and address Year 2000 issues associated with vendors, suppliers, business partners and clients are being accomplished using the Company's internal resources. At this time, management does not believe that the Company will incur material incremental costs in connection with this initiative. This cost assessment is dependent in large part upon the information received from these third parties. As such, the assessment of incremental costs associated with the Company's Year 2000 initiative will be updated throughout 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued in March 1998 and is effective for fiscal years beginning after December 15, 1998. The SOP requires that certain internal and external costs be expensed or capitalized when incurred to develop or obtain software for internal use. Generally, costs incurred during the preliminary project and post-implementation/operation stages, as well as conversion and general and administrative costs are to be expensed as incurred. Certain costs incurred during the application and development stage are to be capitalized. The adoption of this standard as of January 1, 1999, is not anticipated to have a material impact on the Company's current accounting policy for internal use software.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and is effective for all fiscal quarters of all fiscal years beginning after June 15,1999. SFAS No. 133 establishes a comprehensive standard for the recognition and measurement of derivative instruments and hedging activities. The Company is currently evaluating the impact of SFAS
No. 133 on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The market risk inherent in the Company's financial instrument subject to such risks is the potential market value loss associated with derivative financial instruments and additional interest expense associated with floating-rate debt resulting from adverse changes in interest rates.

The Company uses an interest rate swap agreement to reduce exposure to interest rate fluctuations on its debt. At December 31, 1998, the Company had an interest rate swap agreement that effectively converted a majority of its outstanding bank debt from floating interest rates to a fixed interest rate of 6.3%. This interest rate swap agreement covers $35.0 million notional amount of debt. At December 31, 1998, $47.0 million of debt was outstanding under its bank line of credit. Since the interest rate for the portion of the debt that is covered by the interest rate swap agreement is effectively fixed, changes in interest rates would have no impact on future interest expense for that portion of the debt. Therefore, there is no earnings or liquidity risk associated with either the interest rate swap agreement or that portion of the debt to which the swap agreement relates. The fair market value of the interest rate swap is the estimated amount, based upon discounted cash flows, the Company would pay or receive to terminate the swap agreement. At December 31, 1998, a 50 basis point decrease in interest rates would result in an approximate $805,000 increase in the current cost of $1.5 million to terminate the swap agreement.

A portion of the Company's outstanding floating-rate debt, which totaled $12.0 million as of December 31, 1998, is not covered by an interest rate swap agreement. An adverse change in interest rates during the time that this portion of the loan is outstanding would cause an increase in the amount of interest paid. Although the Company may pay down the loan prior to the expiration of the line of credit in November 2000, if this portion of the Company's borrowings were to remain outstanding for the remaining term of the borrowing agreement, a 100 basis point increase in LIBOR as of December 31, 1998, would increase by $120,000 the amount of annual interest paid on this portion of the debt and annualized interest expense recognized in the financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------


                                                                                                      DECEMBER 31,
In thousands, except per share data                                                               1998           1997
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                    $       2      $     971
Short-term investments                                                                              --          7,673
Trade accounts receivable, net of allowance for doubtful accounts,
   $1,704 in 1998 and $662 in 1997                                                              69,347         83,124
Prepaid expenses                                                                                   512            780
Income taxes receivable                                                                          6,373          2,207
Other receivables                                                                                  128            274
Deferred income taxes                                                                            2,327            800
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            78,689         95,829
----------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
Office equipment                                                                                13,009          7,783
Furniture and fixtures                                                                           2,814          2,440
Software                                                                                        11,011          4,835
Leasehold improvements                                                                             831            730
----------------------------------------------------------------------------------------------------------------------
                                                                                                27,665         15,788
Less accumulated depreciation and amortization                                                   9,595          6,562
----------------------------------------------------------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                                                                      18,070          9,226
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Long-term investments                                                                               --            502
Goodwill, net of amortization, $1,236 in 1998 and $176 in 1997                                  39,792         47,624
Restricted cash held in escrow                                                                      --         20,000
Other assets                                                                                     1,404          1,269
----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                              41,196         69,395
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                 $ 137,955      $ 174,450
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES:
Accounts payable                                                                             $  12,513      $   8,261
Payroll and related expenses                                                                    13,179         11,843
Accrued expenses                                                                                 7,562          9,357
Income taxes payable                                                                                --            573
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       33,254         30,034
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                  47,000         73,500
Other liabilities                                                                                1,698            271
Deferred income taxes                                                                            3,474             --
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               85,426        103,805
STOCKHOLDERS' EQUITY
Preferred Stock ($.01 par value, 1,000,000 shares authorized; none issued and outstanding)          --             --
Common Stock ($.01 par value, 50,000,000 shares authorized;
   15,957,498 and 15,777,564 shares issued in 1998 and 1997, respectively)                         160            158
Additional paid-in capital                                                                      26,647         23,886
Accumulated other comprehensive income (loss)                                                      (11)           439
Retained earnings                                                                               28,826         46,581
----------------------------------------------------------------------------------------------------------------------
                                                                                                55,622         71,064
Less: Treasury shares, at cost (266,500 and 19,000 shares in 1998 and 1997, respectively)       (3,093)          (419)
----------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                      52,529         70,645
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   $ 137,955      $ 174,450
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED  STATEMENTS  OF OPERATIONS
---------------------------------------



In thousands, except per share data                                                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                                    1998           1997          1996
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                                           $  338,560     $ 262,970    $ 196,728
-----------------------------------------------------------------------------------------------------------------------
Cost of services                                                                     225,127       172,248      124,268
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                         113,433        90,722       72,460
Selling, general and administrative expenses                                          92,734        68,122       51,538
Restructuring and one-time charges                                                    29,610            --           --
-----------------------------------------------------------------------------------------------------------------------
Operating expenses                                                                   122,344        68,122       51,538
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                         (8,911)       22,600       20,922
Other income (expense), net                                                           (3,324)          232        1,107
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                    (12,235)       22,832       22,029
Income taxes                                                                           5,520         8,743        8,811
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                 $  (17,755)    $  14,089    $  13,218
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share:
   Basic                                                                          $   (1.13)     $    0.90    $    0.85
   Diluted                                                                        $   (1.13)     $    0.88    $    0.82
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Shares used to compute net earnings (loss) per share:
   Basic                                                                             15,779         15,703       15,523
   Diluted                                                                           15,779         16,052       16,077
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands                                                                                YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                                     1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 $ (17,755)    $   14,089   $  13,218
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustment                                              (51)            (3)         61
   Unrealized gains (losses) securities:
           Unrealized holding gains (losses) arising during the period                  237            347         (58)
           Less: reclassification adjustment for (gains) losses included
                 in net income (loss)                                                  (484)           (82)         41
-----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                      (298)           262          44
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                       $ (18,053)    $   14,351   $  13,262
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------------------------------


In thousands
----------------------------------------------------------------------------------------------------------------------------

                                                                               COMMON STOCK
                                              PREFERRED STOCK        ISSUED                   IN TREASURY       ADDITIONAL
                                              ---------------   -----------------------------------------        PAID-IN
                                              SHARES    AMOUNT   SHARES     AMOUNT     SHARES      AMOUNT         CAPITAL
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1995 .......................     --     $  --     15,347     $  153         --        $   --        $19,052
Exercise of stock options .................     --        --        304          4         --            --          2,909
Repurchase of
  Common Stock ............................     --        --        (55)        --         --            --         (1,500)
Issuance of Common
  Stock under employee
  stock purchase plan .....................     --        --         55         --         --            --          1,305
Translation adjustment ....................     --        --         --         --         --            --             --
Unrealized loss on
   available-for-sale
   securities .............................     --        --         --         --         --            --             --
Tax benefit recognized on
  stock options exercised .................     --        --         --         --         --            --          1,237
NET INCOME ................................     --        --         --         --         --            --             --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1996 .......................     --        --     15,651        157         --            --         23,003
Exercise of stock options .................     --        --        126          1         --            --            897
Repurchase of
  Common Stock ............................     --        --        (68)        --        (19)         (419)        (1,330)
Issuance of Common
  Stock under employee
  stock purchase plan .....................     --        --         68         --         --            --          1,131
Translation adjustment ....................     --        --         --         --         --            --             --
Unrealized gain on
   available-for-sale
   securities .............................     --        --         --         --         --            --             --
Tax benefit recognized on
  stock options exercised .................     --        --         --         --         --            --            185
NET INCOME ................................     --        --         --         --         --            --             --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1997 .......................     --        --     15,777        158        (19)         (419)        23,886
Exercise of stock options .................     --        --        180          2         --            --          2,524
Repurchase of
  Common Stock ............................     --        --        (99)        --       (248)       (2,674)        (1,427)
Issuance of Common
  Stock under employee
  stock purchase plan .....................     --        --         99         --         --            --          1,213
Translation adjustment ....................     --        --         --         --         --            --             --
Unrealized loss on
   available-for-sale
   securities .............................     --        --         --         --         --            --             --
Tax benefit recognized on
  stock options exercised .................     --        --         --         --         --            --            451

NET LOSS ..................................     --        --         --         --         --            --             --
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1998 .......................     --     $  --     15,957     $  160       (267)      $ (3,093)     $ 26,647
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


                                           --------------------------------------------------------
                                                           UNREALIZED
                                                          GAIN/(LOSS)
                                                          ON AVAILABLE-     CUMULATIVE
                                             RETAINED       FOR-SALE       TRANSLATION
                                              EARNINGS      SECURITIES      ADJUSTMENT      TOTAL
                                           --------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1995 .......................     $19,274         --           $  (18)      $38,461
Exercise of stock options .................          --         --               --         2,913
Repurchase of
  Common Stock ............................          --         --               --        (1,500)
Issuance of Common
  Stock under employee
  stock purchase plan .....................          --         --               --         1,305
Translation adjustment ....................          --         --               61            61
Unrealized loss on
   available-for-sale
   securities .............................          --        (28)              --           (28)
Tax benefit recognized on
  stock options exercised .................          --         --               --         1,237
NET INCOME ................................      13,218         --               --        13,218
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1996 .......................      32,492        (28)              43        55,667
Exercise of stock options .................          --         --               --           898
Repurchase of
  Common Stock ............................          --         --               --        (1,749)
Issuance of Common
  Stock under employee
  stock purchase plan .....................          --         --               --         1,131
Translation adjustment ....................          --         --               (3)           (3)
Unrealized gain on
   available-for-sale
   securities .............................          --        427               --           427
Tax benefit recognized on
  stock options exercised .................          --         --               --           185
NET INCOME ................................      14,089         --               --        14,089
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1997 .......................      46,581        399               40        70,645
Exercise of stock options .................          --         --               --         2,526
Repurchase of
  Common Stock ............................          --         --               --        (4,101)
Issuance of Common
  Stock under employee
  stock purchase plan .....................          --         --               --         1,213
Translation adjustment ....................          --         --              (51)          (51)
Unrealized loss on
   available-for-sale
   securities .............................          --       (399)              --          (399)
Tax benefit recognized on
  stock options exercised .................          --         --               --           451

NET LOSS ..................................     (17,755)        --               --       (17,755)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1998 .......................     $28,826       $ --             $(11)      $52,529
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

In thousands                                                                               Year Ended December 31,
                                                                                    1998             1997           1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                                           $ (17,755)         $14,089        $ 13,218
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and amortization                                                4,093            1,975             946
      Realized net gain on sales of securities                                      (781)              --              --
      Deferred income taxes                                                        1,947              160            (651)
      Allowance for doubtful accounts                                              1,042              134             (51)
      Impairment of goodwill and other purchase accounting adjustments            23,044               --              --
      Change in assets and liabilities:
         Trade accounts receivable                                                12,735          (19,592)         (8,535)
         Prepaid expenses                                                            268              163              63
         Other receivables                                                           146              557            (167)
         Other assets                                                               (186)             (15)            (30)
         Accounts payable                                                          4,252          (10,106)           (113)
         Payroll and related expenses                                              1,336            4,820            (113)
         Accrued expenses and other liabilities                                   (2,868)           7,368            (436)
         Income taxes                                                             (4,288)             303            (287)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                               22,985             (144)          3,844
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of property and equipment                                           (11,877)          (6,321)         (1,770)
   Payments for acquisitions                                                     (13,772)         (62,100)             --
   Restricted cash received from (held in) escrow                                 20,000          (20,000)             --
   Purchases of available-for-sale securities                                       (327)         (16,815)        (24,152)
   Redemption of available-for-sale securities                                     8,884           28,526           4,620
   Redemption of held-to-maturity securities                                          --            2,435          15,147
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                2,908          (74,275)         (6,155)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Payments received on stock options exercised                                    2,526              898           2,913
   Proceeds from long-term debt                                                    3,500           73,500              --
   Payments on long-term debt                                                    (30,000)              --              --
   Repurchase of common stock                                                     (4,101)          (1,749)         (1,500)
   Issuance of common stock under employee stock purchase plan                     1,213            1,131           1,305
   Loan origination fees                                                              --             (700)             --
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              (26,862)          73,080           2,718
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                (969)          (1,339)            407
Cash and cash equivalents at beginning of year                                       971            2,310           1,903
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $       2          $   971        $  2,310
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid for interest                                                      $   3,873          $   382        $     --
   Cash paid for income taxes                                                      5,379            8,121           9,753
Supplemental disclosures of noncash activities:
   Tax benefit on stock options exercised                                      $     451          $   185        $  1,237
   Acquisition accrual                                                             2,500               --              --
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >


ORGANIZATION AND NATURE OF BUSINESS Alternative Resources Corporation (the "Company") was incorporated in Delaware on March 8, 1988. The Company provides comprehensive information technology (IT) services that allow clients to stay focused on mission-critical activities of their business. Customized solutions vary based on the nature and length of client projects, the degree of day-to-day management responsibility clients wish to delegate, and the flexibility desired. The Company historically has focused on five information technology environments including: 1) help desk, 2) desktop support, 3) LAN/WAN/telecommunications, 4) client/server, and 5) data center operations. With the acquisition of CGI Systems, Inc. on November 7, 1997, A.R.C broadened the scope of its services to focus on the following additional environments; applications development, applications maintenance, groupware, Internet, Intranet, and electronic commerce.

PRINCIPLES OF CONSOLIDATION The operations of the Company are conducted through a parent holding company and three operating subsidiaries. The accompanying financial statements include the consolidated financial position and results of operations of the Company and its subsidiaries with all intercompany transactions eliminated in their entirety.

SEGMENT INFORMATION Management has considered the requirements of Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," and has determined that the Company has one operating segment. A.R.C provides its services through two primary service lines, staffing and Smartsourcing(R) Solutions, which we are now calling A.R.C Staffing Management Services and A.R.C Technology Management Services, respectively. These service lines do not meet the definition of "segment" within the meaning of SFAS 131, as discrete financial information is unavailable. To date, discrete information by service line has not been considered relevant by management for purposes of making decisions about allocations of resources as both service lines share the same pool of technical resources and client base, as well as the same distribution model.

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

INVESTMENT SECURITIES Marketable securities purchased after December 31, 1995, are classified as available-for-sale under Statement of Financial Accounting Standards No. 115 and are recorded at fair market value, with unrealized holding gains or losses, if any, recorded as a separate component of stockholders' equity. The Company does not invest in trading securities. The Company uses the specific identification basis of accounting for individual securities.

GOODWILL Goodwill, which represents the excess of purchase price over fair market value of net assets acquired, is amortized on a straight-line basis over 40 years. Adjustments to the carrying value of goodwill are made if the sum of expected future net cash flows from the business acquired is less than book value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets ranging from three to seven years. Software includes development costs for IT projects currently in progress and will be amortized upon completion over seven years. Leasehold improvements are amortized using the straight-line method over the life of the related leases, generally three to five years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


REVENUE RECOGNITION Revenues are recognized, net of volume discounts, as services are performed. The Company provides some of its services under fixed price contracts. In these instances, revenue is recognized using the percentage of completion method.

INCOME TAXES Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, no compensation cost has been recognized for the Company's stock-based compensation plans. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma disclosures for its stock-based compensation plans as if the fair-value-based method defined in SFAS 123 had been applied. The Company elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by SFAS 123.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the Company's financial instruments, except for long-term debt, approximate their fair values due to the short maturity of these instruments. The carrying amount of long-term debt approximates its fair value due to its variable interest rate.

DERIVATIVES The Company utilizes a derivative financial instrument to reduce its exposure to market risks from changes in interest rates. This derivative financial instrument, an interest rate swap agreement, is an off-balance-sheet instrument and, therefore, has no carrying value. The purpose of the swap is to fix the interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1998, the Company had interest rate swaps with a notional amount of $35.0 million and variable rate debt outstanding of $47.0 million. Under this agreement, the Company will pay the counterparty interest at a weighted average fixed rate of 6.3% and the counterparty will pay the Company at a variable rate based on LIBOR from the preceding quarter end. The variable rate applicable to the swap agreement was 5.3% at December 31, 1998. The fair market value of the interest rate swap at December 31, 1998, was a loss of $1.5 million, which was based on quoted market prices that reflect the present value of estimated future variable rate payments. The Company was not required to collateralize this agreement. The Company does not believe there is a material credit risk related to the inability of the counterparty to honor their portion of the agreement.

COMPUTATION OF EARNINGS PER SHARE Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is based on the weighted average number of common shares outstanding and includes the dilutive effect of unexercised vested stock options using the treasury stock method. Dilutive securities have not been included in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive. At December 31, 1998, potentially dilutive securities consisted of options to purchase 3.3 million shares of common stock.


In thousands             1998            1997             1996
------------             -----           -----            ------

Basic shares            15,779          15,703          15,523
Plus incremental shares
  from stock options      --               349             554
                        ------          ------          ------
Diluted shares          15,779          16,052          16,077
                        ------          ------          ------
                        ------          ------          ------

RECLASSIFICATIONS Certain prior year balances have been reclassified in order to conform to the current year presentation.

2) ACQUISITIONS> 1998 During the first quarter of 1998, the Company acquired all of the outstanding stock of Writers, Inc. (Writers), a company specializing in providing technical writing services. The acquisition was accounted for under the purchase method and, accordingly, the purchase price of $5.5 million has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. See Footnote 3 -- Restructuring and One-Time Charges for results of impairment review relative to the Writers acquisition.

1997 On November 7, 1997, the Company acquired all of the outstanding stock of CGI Systems, Inc. (CGI). CGI provided A.R.C with a range of information technology services including applications support; network solutions, including network implementation and Lotus Notes practices; applications development practices; and applications consulting practices for SAP, data warehousing and other applications. The acquisition represented a strategic expansion of A.R.C's service offerings in the IT staffing and managed services area, which would allow for a broader base of solutions to an increasingly sophisticated information technology marketplace.

The initial purchase price for CGI was $60.0 million with a potential payout of up to an additional $20.0 million over the next three years if certain targets were achieved. The purchase price was financed with cash from short-term investments and borrowings under a $75.0 million revolving credit facility. The $20.0 million potential additional payout was reported in other assets as restricted cash held in escrow as of December 31, 1997. The business that was acquired consisted of three components, with two components related to the $60.0 million initial payment. The third component corresponded to the $20.0 million earn-out agreement. During the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half was released to A.R.C. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. Acquisition costs relating to the purchase of CGI amounted to $2.1 million. These costs included investment banking and other professional fees, employee severance, costs of closing office facilities and various other expenses.

The acquisition of CGI was accounted for under the purchase method. Accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The consolidated statements of operations reflect the results of operations of CGI since the acquisition date. The preliminary allocation of purchase price resulted in goodwill of $45.7 million which is being amortized on a straight-line basis over 40 years.

During the third quarter of 1998, an audit of the CGI balance sheet as of the acquisition date was completed. Information obtained from the audit, which was supported by information obtained during the integration of the acquired business into the Company's operations, indicated that the revenue base and profitability of the two components of the acquired business that were not subject to the earn-out arrangement were lower than expected. An impairment review, conducted in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," resulted in a decrease of $21.0 million in the carrying value of goodwill related to these portions of the acquired business. The remaining goodwill reflects the estimated value of this business using projected discounted cash flows over their remaining life.

The following pro forma information combines the consolidated results of operations as if the acquisition of CGI had been consummated as of January 1, 1996, and includes the impact of certain acquisition related adjustments. Acquisition adjustments include the amortization of goodwill and other intangibles, interest expense related to the acquisition debt and the related income tax effects. This summary is provided for informational purposes only. Since the financial information set forth below is based on operating results of CGI when it was not under the control of A.R.C, the information presented is not indicative of the results which would have actually been obtained, had the acquisition been completed as of January 1, 1996, nor are they indicative of future results.



                                          (Unaudited)
                                      -------------------
In thousands, except per share data    1997          1996
                                      ------        -----

Revenue                             $ 315,360     $ 236,839
Net income                             13,326        11,101
Net income per share                $    0.83     $    0.69
                                    ---------     ---------

3) RESTRUCTURING AND ONE-TIME CHARGES > In the third quarter of 1998, the Company recorded a $29.6 million charge consisting of the following:


In millions
-----------

Impairment of goodwill    $       25.7
Restructuring charge               3.9
--------------------------------------
Total charges             $       29.6



IMPAIRMENT OF GOODWILL During the third quarter of 1998, the Company performed an impairment review of goodwill in accordance with the requirements of SFAS No.
121. The review indicated that there was an impairment of value, which resulted in a $25.7 million charge to expense in order to properly reflect the appropriate carrying value of goodwill. The facts and circumstances leading to the impairment review and related revaluation are as follows:

The Company acquired CGI Systems, Inc. in the fourth quarter of 1997. The acquisition consisted of three components, one of which was subject to an earn-out agreement. Accordingly, the portion of the purchase price related to this component of the acquired business was placed in an escrow account to be paid to the sellers if the earn-out targets were achieved. As such, the ultimate purchase price for this component of the acquired business was to be determined pending settlement of the escrow arrangement. During the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half was released to A.R.C. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. An impairment review was performed on this portion of CGI goodwill, in accordance with SFAS No. 121, subsequent to this escrow settlement. The projected future undiscounted cash flows over the estimated useful life of this portion of the acquired business were more than sufficient to support the recovery of the related carrying value of goodwill.

The portion of the purchase price that was not placed in escrow related to the other two components of the acquired business. This part of the purchase price was allocated to the net assets acquired with the remainder classified as goodwill. Subsequent information about these two components of CGI's business which was obtained through the audit of CGI's opening balance sheet, completed in the third quarter of 1998, and the integration of the acquired company into the Company's operations, indicated that the revenue base and the profitability of CGI was lower than expected. An impairment was recognized when, in accordance with SFAS No. 121, projected future undiscounted cash flows for these components of the acquired business were insufficient to recover the related carrying value of the CGI goodwill. As such, the carrying value of the CGI goodwill that relates to these components of the acquired business was written down to the Company's estimate of fair value. The Company used discounted cash flow projections over the remaining estimated useful life of the acquired business to determine the appropriate value of the CGI goodwill. This review supported a CGI goodwill valuation related to these portions of the acquired business of approximately $29.0 million, which resulted in a write-off of impaired goodwill totaling $21.0 million.

During the first quarter of 1998, the Company acquired Writers, Inc. (Writers), a company that specialized in providing technical writing services. After a thorough review of the Company's strategic initiatives, management determined that this business was not strategic to the Company's long-term plans. As a result, the Writers goodwill was revalued during the third quarter to reflect the projected discounted cash flows from the business that was acquired. This evaluation resulted in a write-off of substantially all of Writers goodwill totaling $4.7 million.

RESTRUCTURING CHARGE The restructuring charge consists of expenses associated with reorganizing the Company's management structure as well as expenses related to a restructuring of the Company's operating model. Of the $3.9 million restructuring charge, $1.9 million represents severance pay and other employment-related expenses connected with reorganizing the management structure. The remaining $2.0 million of the restructuring charge represents costs associated primarily with staff reductions and consolidation of sales offices as management implemented a plan to reduce operating costs and optimize the Company's operating model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        The primary components of the restructuring charge can be summarized as follows:


                                      TOTAL      RESERVE          AT
                                    INITIAL         CASH    DECEMBER
In thousands                        RESERVE     PAYMENTS    31, 1998
------------                       ---------    --------    --------

MANAGEMENT CHANGES:
Severance                           $ 1,372     $(1,272)     $   100

Other employment-
related expenses                        685        (547)         138
--------------------------------------------------------------------
Total charges related to
management changes                    2,057      (1,819)         238

OPERATING MODEL CHANGES:
Severance                             1,209        (793)         416

Office consolidation                    436        (124)         312

Miscellaneous                           208        (182)          26
--------------------------------------------------------------------
Total charges related
to operating
model changes                         1,853      (1,098)         754
--------------------------------------------------------------------
Total restructuring
charge                              $ 3,910    $ (2,917)    $    993
--------------------------------------------------------------------
--------------------------------------------------------------------


The Company's plan to reduce operating costs and optimize the business model consisted of the elimination of certain programs and positions that were not considered strategic to the business. In addition, the Company closed six sales offices and consolidated their operations with other offices in order to gain operating efficiencies. In conjunction with these activities, 43 positions were eliminated. Most of the expense associated with office consolidation relates to ongoing lease obligations for these unused locations, net of anticipated sublease income. Of the total $29.6 million charge for the impairment of goodwill and restructuring, $25.7 million represents a non-cash charge to earnings, $2.9 million was paid in 1998 and approximately $1.0 million will be paid out in future periods. A majority of the unpaid reserve as of December 31, 1998, relates to future severance commitments and lease obligations, most of which should be paid in 1999.

4) INVESTMENTS > There were no investments held as of December 31, 1998. The aggregate fair value and amortized cost of investments classified as available-for-sale are as follows at December 31, 1997:

                                                         GROSS
                                                       UNREALIZED
                                        AGGREGATE       HOLDINGS
                                             SALE    ---------------      AMORTIZED
In thousands                                VALUE    GAINS    LOSSES     COST BASIS
------------                            ---------    -----    ------     ----------
  Equity securities                        $4,374     $519     $(157)        $4,012
  US Treasury and
    Federal agency debt securities            500        1       --             499
  State and municipal debt securities       1,009        9       --           1,000
  Corporate debt securities                 2,292       35        (8)         2,265
-----------------------------------------------------------------------------------
TOTAL INVESTMENTS                          $8,175     $564     $(165)        $7,776
-----------------------------------------------------------------------------------

Proceeds from the sale of available-for-sale securities were $8.9 million and $14.9 million in 1998 and 1997, respectively. Gross realized gains were $891,000 and losses were $110,000 in 1998. Gross realized gains and losses were not significant in 1997 and 1996.

5) LONG-TERM BORROWINGS > The Company entered into a $75.0 million revolving credit facility to, in part, finance the acquisition of CGI and to meet anticipated cash needs. As of December 31, 1998 and 1997, the total borrowings under the revolving credit facility were $47.0 million and $73.5 million, respectively. The average interest rate on the revolving credit facility was 6.6% and 6.7% in 1998 and 1997, respectively. The range of interest rates on the revolving credit facility as of December 31, 1998 was 5.9% to 6.8%. The revolving credit facility expires in November 2000. The Company has an irrevocable standby letter of credit for $2.5 million which expires on April 30, 2000.

6) STOCKHOLDERS' EQUITY > In April 1996, the Company amended the Certificate of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000.

7) LEASES > The Company leases its office facilities under noncancelable operating leases. Rental expense for operating leases during 1998, 1997 and 1996 was $3,750,000, $3,258,000 and $2,257,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1998, are:


In thousands
YEAR ENDING DECEMBER 31,                AMOUNT
------------------------                -------

1999                                $   3,891
2000                                    3,472
2001                                    2,801
2002                                    1,837
2003                                    1,291
Thereafter                              1,561
---------------------------------------------
Total                               $  14,853
---------------------------------------------
---------------------------------------------

8) OTHER INCOME, NET > Other income, net, for the years ended December 31, 1998, 1997, and 1996 is comprised of the following:


In thousands            1998            1997            1996
------------           ------           -----           -----
Interest income        $ 1,479         $   992        $ 1,107
Interest expense        (4,803)           (760)          --
-------------------------------------------------------------
                       $(3,324)        $   232        $ 1,107
-------------------------------------------------------------
-------------------------------------------------------------

9) INCOME TAXES > Income tax expense (benefit) is summarized as follows for the years ended December 31, 1998, 1997 and 1996:


In thousands                         1998              1997               1996
------------                        ------            ------             ------

Current:

  Federal                         $ 2,899            $ 7,553            $ 8,312
  State                               674              1,030              1,150
-------------------------------------------------------------------------------
Total current                       3,573              8,583              9,462
-------------------------------------------------------------------------------
Deferred:
  Federal                           1,704                140               (576)
  State                               243                 20                (75)
-------------------------------------------------------------------------------
Total deferred                      1,947                160               (651)
-------------------------------------------------------------------------------
                                  $ 5,520            $ 8,743            $ 8,811
                                  -------            -------            -------
                                  -------            -------            -------

The reason for the difference between the effective tax rate and the corporate Federal income tax rate for the years ended December 31, 1998, 1997 and 1996 are as follows:



                                 PERCENTAGE OF INCOME (LOSS) BEFORE TAXES
                                 ----------------------------------------
                                   1998              1997          1996
                                 --------          --------      --------
Federal income tax rate           (35.0%)          35.0%          35.0%
Items affecting federal
  income tax rate:
  State income taxes, net
    of Federal tax benefits         4.9%            2.8%           4.1%
  Nondeductible
    amortization                   76.6%            --             --
  Other                            (1.4%)           0.5%           0.9%
                                  -----            ----           ----
Effective income tax rate          45.1%           38.3%          40.0%
                                  -----            ----           ----
                                  -----            ----           ----


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998, and 1997 are as follows:




In thousands                                   1998              1997
------------                                  ------            -------
Deferred tax assets:
Property and equipment --
  depreciation                           $      289           $   197
Accounts receivable
  valuation allowance                           380               445
Deferred rent payable                            79               109
Accrued liabilities                           1,986               872
                                         ----------          --------
Gross deferred tax assets                     2,734             1,623
                                         ----------          --------
Deferred tax liabilities:
  Software development costs                 (3,881)             (480)
  Acquisition-related accruals                 --                (239)
  Other                                        --                (104)
----------------------------------------------------------------------
Gross deferred tax liabilities               (3,881)             (823)
----------------------------------------------------------------------
Net deferred tax asset (liability)       $   (1,147)         $    800
----------------------------------------------------------------------
----------------------------------------------------------------------

No valuation allowance for deferred tax assets has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

10) EMPLOYEE SAVINGS PLAN > The Company sponsors a 401(k) plan ("the Plan"). The Plan covers each employee who has completed 1,000 hours of service in a 12-month period commencing with the start of employment. Contributions to the Plan are based on percentages of employee salaries, plus a matching contribution by the Company, in an amount to be determined at the Company's discretion. Vesting in the Company's contributions is based on length of service over a five-year period. Contributions by the Company on behalf of all employees approximated $738,000, $175,000 and $131,000 during 1998, 1997 and 1996, respectively.

11) STOCK OPTIONS > During 1994, the Company amended and restated the stock option plan adopted in 1992. Under the amended and restated Incentive Stock Option Plan ("Option Plan"), officers and key employees may be granted non-qualified stock options, incentive stock options, performance units, and stock appreciation rights. The Option Plan also provides for automatic annual grants to each non-affiliate director of non-qualified stock options to purchase up to 5,000 shares of Common Stock. The purchase price per share for such options will be equal to the fair market value of a share of Common Stock on the date of grant. As such, there has been no compensation cost recognized in operations. Any such options will be exercisable one year after the date of grant and will terminate upon the earlier of 90 days following the date on which such director ceases to serve on the Board or 10 years after the date of grant.

The exercise price of incentive stock options granted under the Option Plan must be equal to at least 100% of the fair market value of the Company's Common Stock subject to the option on the date of the grant. The incentive stock options granted by the Company may not be exercised during the first six months from the date granted and, thereafter, generally become exercisable at a rate of 2.38% of the total shares subject to the option on and after the first day of each calendar month. The maximum term of a stock option under the Option Plan is ten years.

In the event employment is terminated for any reason other than gross and willful misconduct, death or disability, vested options are exercisable within 30 days after such termination of employment. Termination due to gross and willful misconduct terminates the option as of the date of the misconduct. Upon death or disablement, vested options are exercisable within six months after the date of death or disablement by the executors, administrators or applicable guardian of optionee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


During 1998, the Company issued certain non-qualified stock options outside the Incentive Stock Option Plan in connection with executive management changes. These options were issued at the fair market value as of the time of the grant. The terms and conditions of these grants are similar to the terms and conditions of options granted under the Incentive Stock Option Plan with the exception that they provide for accelerated vesting upon a change in control of the Company.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.5%, 6.0% and 6.0%; expected lives of 4 years; expected volatility of 91%, 47% and 32%; and no dividends expected to be paid.

The following data reflect the pro forma effects of the stock-based compensation cost for the Company's stock option transactions in accordance with Statement 123:


In thousands,
except per share data                   1998          1997          1996
----------------------                 ------        ------        ------

Net income (loss)
As reported                         $ (17,755)      $ 14,089       $ 13,218
Pro forma                             (21,306)        11,002         11,337
Basic earnings (loss) per share
  As reported                           (1.13)          0.90           0.85
  Pro forma                             (1.35)          0.70           0.73
Diluted earnings (loss)
per share
  As reported                           (1.13)          0.88           0.82
  Pro forma                             (1.35)          0.69           0.71
                                    ---------       --------       --------
                                    ---------       --------       --------

Stock option transactions for the years ended December 31, 1996, 1997 and 1998 are summarized as follows:



                                                         WEIGHTED
                                                          AVERAGE
In thousands,                                            EXERCISE
except per share data                  SHARES               PRICE
----------------------                -------           ---------
Balance at December  31, 1995           2,240           $   20.04
                                      -------           ---------
Options granted                         1,092               22.62
Options cancelled                        (406)              21.60
Options exercised                        (304)               9.58
                                      -------           ---------
Balance at December  31, 1996           2,622           $   22.08
                                      -------           ---------
Options granted                         1,832               20.35
Options cancelled                      (1,202)              28.61
Options exercised                        (126)               9.17
                                      -------           ---------
Balance at December  31, 1997           3,126           $   19.28
                                      -------           ---------
Options granted                         4,262               11.42
Options cancelled                      (3,884)              18.53
Options exercised                        (180)              14.18
                                      -------           ---------
Balance at December  31, 1998           3,324           $   10.42
                                      -------           ---------



For the years ended December 31, 1998, 1997 and 1996, there were 1.1 million, 662,000 and 472,000 options exercisable, respectively. As of December 31, 1998, there were 242,000 stock options available for future grants under the Company's Incentive Stock Option Plan. The weighted-average grant-date fair values of options granted during 1998, 1997 and 1996 were $8.33, $8.22 and $8.88 per share, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1998:




In thousands                      OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
--------------------------------------------------------------------   ---------------------------
                                          WEIGHTED         WEIGHTED                      WEIGHTED
                                          AVERAGE          AVERAGE                       AVERAGE
RANGE OF                 NUMBER          REMAINING         EXERCISE      NUMBER         EXERCISE
EXERCISE      PRICES   OUTSTANDING     CONTRACTUAL LIFE      PRICE     EXERCISABLE        PRICE
---------     ------  ------------     ----------------    ---------   -----------      -----------
$  0.28    -   9.99        131            7.0 years       $  4.38          66      $       2.42
  10.00    -  10.99      3,003            8.0               10.00         923             10.00
  11.00    -  38.12        190            6.7               21.25         106             21.86
-------       -----      -----            ---               -----       -----      ------------
$  0.28    -  38.12      3,324            7.9               10.42       1,095      $      10.69
-------       -----      -----            ---               -----       -----      ------------
-------       -----      -----            ---               -----       -----      ------------


During the third quarter of 1998, the Company's Board of Directors authorized a repricing of certain incentive stock options that had been previously granted to employees of the Company. Under this repricing, all outstanding employee stock options with an exercise price in excess of $10.00 per share were repriced to reflect a new exercise price of $10.00 per share, which was above the then-market price of the Company's stock as of the date of the repricing. This repricing, which did not include any stock options held by outside Board members, resulted in the repricing of 3.0 million outstanding stock options. All other terms and conditions of the repriced options remained the same.

12) EMPLOYEE STOCK PURCHASE PLAN > In 1995, the stockholders of the Company approved the Alternative Resources Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). An aggregate of 300,000 shares of the Company's Common Stock (subject to adjustment for any dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Stock Purchase Plan. The Stock Purchase Plan covers each employee who has completed 1,000 hours of service during the last 12 calendar months preceding the enrollment date. The Stock Purchase Plan enables employees to purchase the Company's Common Stock at 85% of the market price. Employees may purchase the Company's Common Stock through the Stock Purchase Plan only by payroll deduction. Payroll deductions may not exceed 20% of the employees gross pay or $21,250 in any one year. During 1998, all Stock Purchase Plan shares were purchased on the open market. In 1998, 1997 and 1996, the Company's matching portion to the Stock Purchase Plan amounted to $214,000, $199,000 and $195,000, respectively.

13) CONCENTRATION OF CREDIT RISK > The Company provides services to clients including systems integrators, telecommunications companies, banking and financial services entities, manufacturers, distributors, health care providers, and utilities throughout the United States. In 1998, 1997 and 1996, the largest client accounted for approximately 16%, 15% and 13%, the second largest client accounted for approximately 14%, 14% and 10% and the third largest client accounted for 10%, 12% and 11% of the Company's total revenues, respectively.

14) LEGAL PROCEEDINGS > The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

15) COMPREHENSIVE INCOME > During the year, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

There were no unrealized holding gains at year-end as all securities classified as available-for-sale were sold during 1998.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS ALTERNATIVE RESOURCES CORPORATION > We have audited the accompanying consolidated balance sheets of Alternative Resources Corporation and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Resources Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 8, 1999

STOCKHOLDER INFORMATION > A.R.C's Common Stock is traded on the Nasdaq Stock Market under the symbol "ALRC." No cash dividends have been paid on the Common Stock since the Company's initial public offering in 1994. As of December 31, 1998, A.R.C had 181 stockholders of record (including brokerage firms and other nominees) and 15,690,998 outstanding shares of Common Stock. The table shows the reported high and low sale prices of the Common Stock for the periods indicated, during the years ended December 31, 1997, and 1998:



                             1998                 1997
                     High         Low        High       Low
                    ------      -------   -------   -------

First Quarter       $26         $18 1/8   $17 7/8   $13 3/4
Second Quarter       21 11/16    11 1/8    22 1/2    13 1/2
Third Quarter        16 1/8      4  5/8    25 1/2    19 3/4
Fourth Quarter       11 7/8      5  1/2    27 3/8    18 1/2



ANNUAL MEETING > The Annual Meeting of Stockholders will be held Thursday, May 20, 1999, at 10:00 am local time at:
     Auditorium, 200 Tri-State International
     Lincolnshire, IL 60069

FORM 10-K REPORT > You may receive, without charge, a copy of the Alternative Resources Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission by writing to Ms. Susan Fisher, Director of Investor Relations, at the corporate offices address below.

INDEPENDENT AUDITORS >
        KPMG LLP
        Chicago, Illinois

GENERAL COUNSEL >
        McDermott Will & Emery
        Chicago, Illinois

TRANSFER AGENT AND REGISTRAR >
        Harris Trust and Savings Bank
        SH Communications Team, P.O. Box A3504
        Chicago, IL 60690-3504
        Phone (312) 360-5321

CORPORATE OFFICES >
        Alternative Resources Corporation
        100 Tri-State International, Suite 300
        Lincolnshire, IL 60069
        Phone (847) 317-1000

Alternative Resources Corporation-RegisteredTrademark- and
Smartsourcing-RegisteredTrademark- are registered service marks of the Company.