Form 10-K405, Exhibit 13
period 1999-12-31
ALTERNATIVE RESOURCES CORP
filed 2000-03-30
CIK 920521

Exhibit 13 - CERTAIN PORTIONS OF THE 1999 ANNUAL REPORT TO STOCKHOLDERS

Five-Year Summary of
------------------------------
Selected Financial Data

In thousands, except per share data                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                   1999(1)        1998(2)        1997          1996           1995
----------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
Revenue                                          $ 329,572      $ 338,560      $ 262,970     $ 196,728     $ 154,173
Cost of services                                   227,435        225,127        172,248       124,268        97,401
--------------------------------------------------------------------------------------------------------------------
Gross profit                                       102,137        113,433         90,722        72,460        56,772
Selling, general and administrative expenses        93,007         92,734         68,122        51,538        39,847
Restructuring and other charges                      5,220         29,610             --            --            --
--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                        3,910         (8,911)        22,600        20,922        16,925
Other income (expense), net                         (3,476)        (3,324)           232         1,107           713
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      434        (12,235)        22,832        22,029        17,638
Income taxes                                           879          5,520          8,743         8,811         7,280
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $    (445)     $ (17,755)     $  14,089     $  13,218     $  10,358
Diluted earnings (loss) per share                $   (0.03)     $   (1.13)     $    0.88     $    0.82     $    0.65
--------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted
   earnings (loss) per share                        15,642         15,779         16,052        16,077        15,861
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET DATA
Total Assets                                       146,522        137,955        174,450        64,403        47,811
Long-Term Debt                                          --         47,000         73,500            --            --
Stockholders' Equity                                50,850         52,529         70,645        55,667        38,461
----------------------------------------------------------------------------------------------------------------------

(1) As detailed in Management's Discussion and Analysis of Financial Condition and Results of Operations, results for 1999 include a pre-tax charge for restructuring and other charges totaling $5.2 million. Excluding these items, income from operations was $9.1 million, net income was $2.7 million and diluted earnings per share was $0.17.

(2) As detailed in Management's Discussion and Analysis of Financial Condition and Results of Operations, results for 1998 include pre-tax charges for restructuring and goodwill impairment totaling $29.6 million. Excluding these items, income from operations was $20.7 million, net income was $10.4 million and diluted earnings per share was $0.64.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
Alternative Resources Corporation-Registered Trademark- (A-R-C) is a leading provider of information technology management and staffing solutions. The Company serves Fortune 1000 and mid-sized clients from a network of offices located throughout the U.S. and Canada.

The Company's 1999 operating results were significantly impacted by several major items. First and foremost, the Company reorganized its field structure from a branch-based model to a model organized by the functional areas of sales, recruiting and service delivery. The new model is a natural extension of the changes announced in the 1998 restructuring and is designed to sell, recruit for and deliver the Company's services much more effectively and efficiently. As part of this process, administrative functions that were previously attended to in the branch structure will be centralized where they can be processed in a more efficient manner. In addition, with this new model many of the field sales and delivery functions will require less office space than required under the branch-based model. In connection with the new model, the Company incurred restructuring and other charges of $5.2 million, most of which relate to lease costs associated with vacating offices as the Company downsizes its office space requirements, severance costs associated with the elimination of certain positions and a write-off of excess fixed assets which is also related to the downsizing of office space. These charges are more fully explained below.

In addition to the restructuring and other charges, the Company's 1999 operating results have been impacted by a $2.2 million adjustment to revenue in the fourth quarter as a result of a negotiated resolution of an audit by one of its major clients. The audit covered the three-year period from calendar 1997 through 1999. The adjustment resulted from a difference in interpretation of pricing provisions in the master services contract for certain skill categories. In addition to the resolution of the issue, the companies have agreed on the pricing terms going forward and have implemented a business strategy to reduce the Company's overall costs to administer the account.

RESULTS OF OPERATIONS
The following table sets forth the percentage of revenue represented by certain line items of A-R-C's consolidated statements of operations for the periods indicated:


                                     Year ended December 31,
-----------------------------------------------------------
                                   1999      1998      1997
-----------------------------------------------------------
Revenue                           100.0%    100.0%    100.0%

Cost of services                   69.0      66.5      65.5
-----------------------------------------------------------
Gross profit                       31.0      33.5      34.5

Selling, general
 and administrative
 expenses                          28.2      27.4      25.9

Restructuring and
other charges                       1.6       8.7         -
-----------------------------------------------------------
Total operating
 expenses                          29.8      36.1      25.9
-----------------------------------------------------------
Income (loss) from
operations                          1.2      (2.6)      8.6

Other income
(expense), net                     (1.1)     (1.0)      0.1
-----------------------------------------------------------
Income (loss) before
 income taxes                       0.1      (3.6)      8.7
Income taxes                       (0.2)      1.6       3.3
-----------------------------------------------------------
Net income (loss)                  (0.1)%    (5.2)%     5.4%
===========================================================

RESTRUCTURING AND OTHER CHARGES - 1999

The Company recorded a $5.2 million charge during the fourth quarter of 1999 which consisted of the following components:


In millions
---------------------------------------------------
Restructuring charge                           $4.1
Impairment of assets and other charges          1.1

Total restructuring and other charges          $5.2
---------------------------------------------------

RESTRUCTURING CHARGE
The 1999 restructuring charge, which totaled $4.1 million, represents real estate and severance costs associated with re-engineering the Company's sales, recruiting and delivery models. This action was a natural extension of the restructuring announced in 1998, which was designed to optimize the existing branch field model, and entails a comprehensive shift to a model organized along the functional lines of sales, recruiting and delivery. The new model is expected to be more efficient in terms of meeting the demands of the Company's clients at a lower cost.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS

A majority of the $4.1 million restructuring charge relates to lease costs associated with vacating offices as the Company downsizes its office space requirements. Through a combination of adopting a more virtual office model and eliminating administrative functions that had been performed in the field offices, the Company will be able to relocate from most of its existing leased office space to smaller office space that will require 60% less square footage than what is currently used. The net impact will lower the Company's annual fixed occupancy costs by approximately $1.8 million without a loss in geographic coverage or functionality of workspace. Of the $4.1 million restructuring charge, $3.5 million represents the present value of ongoing lease obligations for vacated offices net of anticipated sublease income as well as estimated broker commissions and leasehold improvement costs necessary to sublease vacated offices. Management expects to have moved the majority of its office locations into smaller space by the end of the first quarter in the year 2000 with the remainder of the office locations moved in the second quarter.

The remaining $0.6 million of the $4.1 million restructuring charge relates to severance costs associated with automating and centralizing field administrative processes as part of the re-engineering exercise. A total of 88 positions were eliminated, with 49 employees leaving in the fourth quarter of 1999 and the remainder scheduled to leave in the first quarter of 2000. Management estimates that the 1999 restructuring plan will result in savings in selling, general and administrative expenses of approximately $8.0 million annually. See Notes to Consolidated Financial Statements for additional details related to the 1999 restructuring and other charges.

IMPAIRMENT OF ASSETS AND OTHER CHARGES
Approximately $0.8 million of the $1.1 million impairment of assets and other charges relates to write-downs of fixed asset values, primarily due to the aforementioned re-engineering of the Company's field operations. The reduction in staff and office space has created excess office furniture, leasehold improvements and computers which were written down to their estimated net realizable value.

The 1999 restructuring and other charges impacted the Company's 1999 statement of operations by decreasing income before income taxes by $5.2 million, decreasing net income by $3.1 million and decreasing earnings per share by $0.20.

RESTRUCTURING AND OTHER CHARGES - 1998
The Company incurred restructuring and other charges of $29.6 million in the third quarter of 1998 which consisted of the following elements:


In millions
-----------------------------------------------------
Impairment of goodwill                          $25.7
Restructuring charge                              3.9
-----------------------------------------------------
Total restructuring and other charges           $29.6
-----------------------------------------------------

IMPAIRMENT OF GOODWILL
During the third quarter of 1998, the Company performed an impairment review of goodwill in accordance with the requirements of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The review indicated that there was an impairment of value, which resulted in a $25.7 million charge to expense in order to properly reflect the appropriate carrying value of goodwill. The facts and circumstances leading to the impairment review and related revaluation are as follows.

The acquisition of CGI consisted of three components, one of which was subject to an earn-out agreement. Accordingly, the portion of the purchase price related to this component of the acquired business was placed in an escrow account to be paid to the sellers if the earn-out targets were achieved. As such, the ultimate purchase price for this component of the acquired business was to be determined pending settlement of the escrow arrangement. In the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half to the Company. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. Subsequent to this escrow settlement, an impairment review was performed on this portion of CGI goodwill in accordance with SFAS No.
121. The projected future undiscounted cash flows over the estimated useful life of this portion of the acquired business were more than sufficient to recover the related carrying value of goodwill.

The portion of the CGI purchase price that was not placed in escrow related to the other two components of the acquired business. This part of the purchase price was allocated to the net assets acquired, with the remainder classified as goodwill. Subsequent information about these two components of CGI's business which was obtained through the audit of CGI's opening balance sheet, completed in the third quarter of 1998, and the integration of the acquired businesses into the Company's operations, indicated that the revenue base and the profitability of these two business components were lower than expected. An impairment was recognized when, in accordance with SFAS No. 121, projected future undiscounted cash flows for these components of the acquired business were insufficient to recover the related carrying value of the CGI goodwill. As such, the carrying value of the CGI goodwill that relates to these components of the acquired business was written down to the Company's estimate of fair value. The Company used discounted cash flow projections over the remaining estimated useful life of the acquired business components to determine the appropriate value of the related goodwill. This review supported a goodwill valuation of approximately $29.0 million for these components of the acquired business, which resulted in a write-off of impaired goodwill totaling $21.0 million.

During the first quarter of 1998, the Company acquired Writers, Inc. (Writers), a company which specialized in providing technical writing services. After a thorough review of the Company's strategic initiatives, management determined that this business was not strategic to the Company's long-term plans. As a result, the Writers goodwill was revalued to reflect the projected discounted cash flows from the business that was acquired. This evaluation resulted in a write-off of substantially all of the Writers goodwill, totaling $4.7 million.

RESTRUCTURING CHARGE
The restructuring charge consists of expenses associated with reorganizing the Company's management structure as well as expenses related to a restructuring of the Company's operating model. Of the $3.9 million restructuring charge, $1.9 million represents severance pay and other employment-related expenses connected with reorganizing the management structure. The remaining $2.0 million of the restructuring charge represents costs associated primarily with staff reductions and consolidation of sales offices as management implemented a plan to reduce operating costs and optimize the Company's operating model. Management estimated that the restructuring plan will result in annual savings of $3.0 to $4.0 million in selling, general and administrative expenses. See Notes to Consolidated Financial Statements for additional details related to the restructuring charge.

The 1998 restructuring and other charges impacted the Company's 1998 statement of operations by decreasing income before income taxes by $29.6 million, decreasing net income by $28.1 million and decreasing earnings per share by $1.77.

FISCAL 1999 COMPARED TO FISCAL 1998
Revenue decreased slightly from $338.6 million in 1998 to $329.6 million in 1999, primarily as a result of a general industry slowdown in IT staffing demand caused by the Y2K phenomenon. Many companies were reluctant to implement IT projects as their systems were brought into Y2K compliance. The slowdown in demand was very pronounced in the latter half of 1999. In addition, 1999 revenue was impacted by the aforementioned negotiated resolution of a difference in interpretation of the Company's master service agreement with one of its major clients, which reduced 1999 revenue by $2.2 million. A-R-C Technology Management Solutions revenue (formerly known as Smartsourcing Solutions) increased by 4.3% in 1999 compared with 1998, while the Company's traditional staffing service revenue, called A-R-C Staffing Management Services, decreased by 5.6% in 1999 compared with 1998. Both service lines were impacted by the aforementioned industry slowdown.

Gross Profit decreased by 10.0%, from $113.4 million in 1998 to $102.1 million in 1999, primarily due to the decrease in revenue in 1999, the $2.2 million settlement with a major customer and lower gross margin on several projects. Overall, gross margin declined from 33.5% in 1998 to 31.0% in 1999, primarily as a result of two factors. First, changes in processes at both the client and within A-R-C caused a significant decrease in utilization of technical resources on a major project. Management has met with the client to correct the situation and believes that the proper adjustments have been made to return the project to historical profitability. The second factor impacting the 1999 gross margin was lower utilization of permanent technical staff during the last half of the year as demand slowed. It was management's desire to retain the technical resources occupying the staffing "bench" in order to ensure their availability with the expected return to normal demand in the year 2000.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Operating Expenses decreased from $122.3 million in 1998 to $98.2 million in 1999. Excluding the restructuring and other charges of $29.6 million in 1998 and $5.2 million in 1999, operating expenses increased slightly from $92.7 million in 1998 to $93.0 million in 1999. Operating expenses decreased as a percentage of revenue from 36.1% in 1998 to 29.8% in 1999. Excluding the restructuring and other charges taken in 1998 and 1999, operating expenses increased slightly as a percentage of revenue from 27.4% in 1998 to 28.2% in 1999. The increase in percentage for 1999 was mostly attributable to the decrease in revenue as the fixed portion of the operating expenses was spread over a smaller revenue base.

Income (Loss) from Operations increased from a loss of $8.9 million in 1998 to $3.9 million of income in 1999. Excluding the restructuring and other charges of $29.6 million in 1998 and $5.2 million in 1999, income (loss) from operations decreased from $20.7 million in 1998 to $9.1 million 1999. The decrease was due primarily to lower revenue in 1999 and the previously mentioned higher cost of services on several projects where technical resources were underutilized. Income (loss) from operations as a percentage of total revenue increased from (2.6)% in 1998 to 1.2% in 1999. Excluding restructuring and other charges, income (loss) from operations as a percentage of revenue decreased from 6.1% in 1998 to 2.8% in 1999.

Other Income (Expense) consists primarily of interest expense paid against borrowings on the Company's line of credit. Other expense of $3.5 million in 1999 was relatively flat compared with $3.3 million of other expense in 1998.

Provision for Income decreased from $5.5 million in 1998 to $0.9 million in 1999. Excluding the tax effect associated with the restructuring and other charges taken in 1998 and 1999, the provision for income taxes decreased from $7.0 million, or an effective tax rate of 40.2% in 1998 to $3.0 million, or an effective tax rate of 52.5% in 1999. The increase in the effective tax rate in 1999 is primarily due to the impact of nondeductible goodwill amortization expense and other nondeductible expenses on a lower earnings base.

Net Income (Loss) decreased from $17.8 million in 1998 to $0.4 million in 1999. Excluding the restructuring and other charges taken in 1998 and 1999, net income decreased from $10.4 million in 1998 to $2.7 million in 1999 and as a percentage of total revenue, decreased from 3.1% in 1998 to 0.8% in 1999.

FISCAL 1998 COMPARED TO FISCAL 1997
Revenue increased by 28.7% from $263.0 million in 1997 to $338.6 million in 1998, primarily as a result of an increase in the Company's value-added Smartsourcing Solutions (Solutions) business and, to a lesser extent, an increase in the Company's traditional staffing services. Revenue from Solutions services increased 57% over 1997 amounts while revenue from traditional staffing services increased 20% over the prior year. A portion of the increase in both Solutions revenue and staffing revenue was due to the CGI acquisition which added programming services to both the Solutions and the staffing services lines. The balance of the growth in revenue is the result of increased productivity from the Company's network of branch offices. Beginning in the first quarter of 1999, the Company's traditional staffing and Solutions services have been renamed A-R-C Staffing Management Services and A-R-C Technology Management Solutions, respectively, and will be referred to as such in subsequent communications.

Gross Profit increased by 25.0% from $90.7 million in 1997 to $113.4 million in 1998, as a result of an increase in the volume of services provided to clients. Gross margin declined from 34.5% in 1997 to 33.5% in 1998, principally from the lower margin businesses that were assumed from the CGI acquisition.

Operating Expenses increased from $68.1 million in 1997 to $122.3 million in 1998. Excluding the restructuring and other charges taken in 1998, operating expenses increased from $68.1 million in 1997 to $92.7 million in 1998, primarily due to increases in variable expenses that are tied to revenue growth such as commissions, bonuses and staffing expenses; and the addition of management and support costs associated with certain portions of the business which were acquired via the CGI acquisition. Operating expenses increased as a percentage of revenue from 25.9% in 1997 to 36.1% in 1998. Excluding the restructuring and other charges taken in 1998, operating expenses increase as a percentage of revenue from 25.9% in 1997 to 27.4% in 1998, reflecting an increase in certain fixed expenses such as recruiting costs associated with the implementation of a centralized recruiting function to supplement existing local recruiting efforts, costs associated with the aforementioned expansion of the senior management team, and goodwill amortization expense related to the acquisitions of CGI Systems, Inc. and Writers, Inc.

Income (Loss) from Operations decreased from $22.6 million in 1997 to a loss of $8.9 million in 1998. Excluding the restructuring and other charges taken in 1998 income (loss) from operations decreased form $22.6 million in 1997 to $20.7 million, reflecting the lower gross margin business acquired as part of the GCI acquisition and higher selling, general and administrative expenses. Income (loss) from operations as a percentage of total revenue decreased from 8.6% to (2.6)%. Excluding the restructuring and other charges taken in 1998, income (loss) from operations as a percentage of total revenue decreased from 8.6% to 6.1%.

Other Income (Expense) consists of interest income net of any interest expense. The Company incurred $3.3 million of net interest expense in 1998 compared with $232,000 of net interest income in 1997. In 1998, the Company incurred a full year of interest expense on borrowings under a line of credit which was used to finance the CGI acquisition in the fourth quarter of 1997.

Provision for Income Taxes decreased from $8.7 million in 1997 to $5.5 million in 1998. Excluding the tax effect associated with the restructuring and other charges taken in 1998, the provision for income taxes decreased from $8.7 million, or an effective tax rate of 38.3%, in 1997 to $7.0 million, or an effective tax rate of 40.2%, in 1998. The increase in the effective tax rate in 1998 was due to nondeductible goodwill amortization expense. Excluding the impact of goodwill, the 1998 effective tax rate was 38.0%.

Net Income (Loss) decreased from $14.1 million in 1997 to a loss of $17.8 million in 1998. Excluding the restructuring and other charges taken in 1998, net income decreased from $14.1 million in 1997 to $10.4 million in 1998 and, as a percentage of total revenue, decreased from 5.4% in 1997 to 3.1% in 1998.

LIQUIDITY AND CAPITAL RESOURCES
A-R-C has historically financed its operations and capital expenditures through sales of equity securities, a bank line of credit and cash generated from operations. Net cash used in operations was $0.1 million in 1997 while net cash provided by operations was $23.0 million in 1998 and $2.6 million in 1999. Net cash flow in 1998 was favorably impacted by the payment of approximately $8.0 million of accounts receivable, net of related accounts payable, in 1998 that were a part of the CGI acquisition and were included in the Company's balance sheet as of December 31, 1997. Net cash flow from operations in 1999 was impacted by approximately $5.0 million of estimated income tax payments made during the first half of the year that are expected to be refunded in the first half of 2000. Working capital decreased from $65.8 million at December 31, 1997 to $45.4 million at December 31, 1998. Current liabilities exceeded current assets by $8.8 million at December 31, 1999. Current liabilities include $52.0 million of outstanding borrowings against its line of credit which has a maturity date of December 31, 2000. The Company is currently renegotiating the terms of its line of credit which will extend the maturity date. During 1999, the Company used its available cash to fund the replacement of its enterprise systems, which was initiated in 1997 and completed in 1999.

A-R-C financed the acquisition of CGI with cash from short-term investments and borrowings under a $75.0 million revolving bank credit facility. As of December 31, 1998 and 1999, the total borrowings under the revolving credit facility were $47.0 million and $52.0 million, respectively. The increase in the outstanding borrowings in 1999 was primarily used to fund the capital additions related to the replacement of the Company's systems. Subsequent to the December 31, 1999 balance sheet, A-R-C and the lending syndicate have executed an amendment to the revolving credit agreement. The impact of the amendment was to increase the interest rate by up to a maximum of 138 basis points and reduce the borrowing limit subject to pledged accounts receivable as collateral in consideration for modification of certain loan covenants.

A-R-C believes its cash balances, available credit facility and funds from operations will be sufficient to meet all of its anticipated cash requirements for at least the next 12 months.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS

YEAR 2000 UPDATE

The Year 2000 (Y2K) issue resulted from certain computer programs using two digits rather than four to define the applicable year. The Y2K issue did not impact the Company's internal systems because the Company began the process of replacing its enterprise-wide systems in 1997 to address its business needs and completed the process in 1999. The replacement systems were Y2K compliant. The Company did not incur significant additional expenditures over and above the cost of installing the new systems to address Y2K issues.

In addition to the replacement of its systems, the Company had developed a plan (the Plan) and devoted internal resources with appropriate senior management support to identify and correct Y2K issues. The Plan included a review of critical vendors and the development of contingency plans, if necessary. The Company did not experience any disruptions in its operations from Y2K-related issues as it moved from 1999 to 2000. Year 2000 concern did cause a decrease in the demand for the Company's services during the latter half of 1999, as many companies were reluctant to implement IT projects during the time period in which their systems were brought into Y2K compliance.

Recently Issued Accounting Pronouncements Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and, pursuant to the deferral of the effective date by the Financial Accounting Standards Board, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes a comprehensive standard for the recognition and measurement of derivative instruments and hedging activities. The Company is currently evaluating the impact of SFAS No. 133 on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The market risk inherent in the Company's financial instrument subject to such risk is the potential market value loss associated with derivative financial instruments and additional interest expense associated with floating-rate debt resulting from adverse changes in interest rates.

The Company uses an interest rate swap agreement to reduce exposure to interest rate fluctuations on its debt. At December 31, 1999, the Company had an interest rate swap agreement that effectively converted a majority of its outstanding bank debt from floating interest rates to a fixed interest rate of 6.3%. This interest rate swap agreement covers $35.0 million notional amount of debt. At December 31, 1999, $52.0 million of debt was outstanding under its bank line of credit. Since the interest rate for the portion of the debt that is covered by the interest rate swap agreement is effectively fixed, changes in interest rates would have no impact on future interest expense for that portion of the debt. Therefore, there is no earnings or liquidity risk associated with either the interest rate swap agreement or that portion of the debt to which the swap agreement relates. The fair market value of the interest rate swap is the estimated amount, based upon discounted cash flows, the Company would pay or receive to terminate the swap agreement. At December 31, 1999, a 50 basis point decrease in interest rates would result in an approximate $0.6 million decrease in the current market value of $0.9 million to terminate the swap agreement.

A portion of the Company's outstanding floating-rate debt, which totaled $17.0 million as of December 31, 1999, is not covered by an interest rate swap agreement. An adverse change in interest rates during the time that this portion of the loan is outstanding would cause an increase in the amount of interest paid. Although the Company may pay down the loan prior to the expiration of the line of credit on December 31, 2000, if this portion of the Company's borrowings were to remain outstanding for the remaining term of the borrowing agreement, a 100 basis point increase in LIBOR as of December 31, 1999, would increase by $0.2 million the amount of annual interest due on this portion of the debt and annualized interest expense recognized in the financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------

                                                                                                      DECEMBER 31,
In thousands, except per share data                                                               1999          1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                      $     374      $       2
Trade accounts receivable, net of allowance for doubtful accounts,
   $1,522 in 1999 and $1,704 in 1998                                                              71,797         69,347
Prepaid expenses                                                                                     886            512
Income taxes receivable                                                                            9,969          6,373
Other receivables                                                                                    421            128
Deferred income taxes                                                                                534          2,327
 ----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                              83,981         78,689
 ----------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
Office equipment                                                                                  11,086         13,009
Furniture and fixtures                                                                             1,935          2,814
Software                                                                                          16,740         11,011
Leasehold improvements                                                                             1,474            831
 ----------------------------------------------------------------------------------------------------------------------
                                                                                                  31,235         27,665
Less accumulated depreciation and amortization                                                    (8,319)        (9,595)
 ----------------------------------------------------------------------------------------------------------------------
NET PROPERTY AND EQUIPMENT                                                                        22,916         18,070
 ----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
Goodwill, net of amortization, $2,238 in 1999 and $1,236 in 1998                                  38,432         39,792
Other assets                                                                                       1,193          1,404
 ----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                                39,625         41,196
 ----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                   $ 146,522       $137,955
 ----------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft                                                                                 $   4,422      $      --
Short-term debt                                                                                   52,000             --
Accounts payable                                                                                  12,726         12,513
Payroll and related expenses                                                                      14,724         13,179
Accrued expenses                                                                                   8,954          7,562
 ----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                         92,826         33,254
 ----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                        --         47,000
Other liabilities                                                                                    455          1,698
Deferred income taxes                                                                              2,391          3,474
 ----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                 95,672         85,426
 ----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred Stock ($.01 par value, 1,000,000 shares authorized; none issued and outstanding)            --             --
Common Stock ($.01 par value, 50,000,000 shares authorized; 16,015,942 and
   15,957,498 shares issued in 1999 and 1998, respectively)                                          160            160
Additional paid-in capital                                                                        27,000         26,647
Accumulated other comprehensive income (loss)                                                         12            (11)
Retained earnings                                                                                 28,381         28,826
 ----------------------------------------------------------------------------------------------------------------------
                                                                                                  55,553         55,622
Less: Treasury shares, at cost (500,000 and 266,500 shares in 1999 and 1998, respectively)        (4,703)        (3,093)
 ----------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                        50,850         52,529
 ----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     $ 146,522      $ 137,955
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------



In thousands, except per share data                                       YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------
                                                              1999           1998          1997
-------------------------------------------------------------------------------------------------
Revenue                                                   $ 329,572      $ 338,560      $ 262,970
-------------------------------------------------------------------------------------------------
Cost of services                                            227,435        225,127        172,248
-------------------------------------------------------------------------------------------------
Gross profit                                                102,137        113,433         90,722
Selling, general and administrative expenses                 93,007         92,734         68,122
Restructuring and other charges                               5,220         29,610             --
-------------------------------------------------------------------------------------------------
Operating expenses                                           98,227        122,344         68,122
-------------------------------------------------------------------------------------------------
Income (loss) from operations                                 3,910         (8,911)        22,600
Other income (expense), net                                  (3,476)        (3,324)           232

-------------------------------------------------------------------------------------------------
Income (loss) before income taxes                               434        (12,235)        22,832
Income taxes                                                    879          5,520          8,743
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $    (445)     $ (17,755)     $  14,089
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Net earnings (loss) per share:
   Basic                                                  $   (0.03)     $   (1.13)     $    0.90
   Diluted                                                $   (0.03)     $   (1.13)     $    0.88
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Shares used to compute net earnings (loss) per share:
   Basic                                                     15,642         15,779         15,703
   Diluted                                                   15,642         15,779         16,052
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
-----------------------------------------------

In thousands                                                                    YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                                                       1999         1998          1997
-------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $   (445)     $(17,755)     $ 14,089
Other comprehensive income (loss), net of tax:
   Foreign currency translation adjustment                               23           (51)           (3)
   Unrealized gains on securities:
          Unrealized holding gains arising during the period             --           237           347
          Less: reclassification adjustment for gains included
                 in net income (loss)                                    --          (484)          (82)
-------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                        23          (298)          262
-------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                        $   (422)     $(18,053)     $ 14,351
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------------------------------

In thousands
----------------------------------------------------------------------------------------------------------------------------
                                                                               COMMON STOCK
                                           PREFERRED STOCK            ISSUED                   IN TREASURY         ADDITIONAL
                                           ---------------      ------------------------------------------------      PAID-IN
                                           SHARES    AMOUNT     SHARES       AMOUNT        SHARES          AMOUNT    CAPITAL
 ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1996 ....................     --     $   --       15,651     $    157           --      $     --      $ 23,003
Exercise of stock options ..............     --         --          126            1           --            --           897
Repurchase of
  Common Stock .........................     --         --           --           --          (19)         (419)           --
Payments to employee
  stock purchase plan ..................     --         --           --           --           --            --          (199)
Translation adjustment .................     --         --           --           --           --            --            --
Unrealized gain on
   available-for-sale
   securities ..........................     --         --           --           --           --            --            --
Tax benefit recognized on
  stock options exercised ..............     --         --           --           --           --            --           185
Net income .............................     --         --           --           --           --            --            --
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1997 ....................     --         --       15,777          158          (19)         (419)       23,886
Exercise of stock options ..............     --         --          180            2           --            --         2,524
Repurchase of
  Common Stock .........................     --         --           --           --         (248)       (2,674)           --
Payments to employee
  stock purchase plan ..................     --         --           --           --           --            --          (214)
Translation adjustment .................     --         --           --           --           --            --            --
Unrealized loss on
   available-for-sale
   securities ..........................     --         --           --           --           --            --            --
Tax benefit recognized on
  stock options exercised ..............     --         --           --           --           --            --           451
Net loss ...............................     --         --           --           --           --            --            --
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1998 ....................     --         --       15,957          160         (267)       (3,093)       26,647
Exercise of stock options ..............     --         --           59           --           --            --           490
Repurchase of
  Common Stock .........................     --         --           --           --         (233)       (1,610)           --
Payments to employee
  stock purchase plan ..................     --         --           --           --           --            --          (190)
Translation adjustment .................     --         --           --           --           --            --            --
Tax benefit recognized on
  stock options exercised ..............     --         --           --           --           --            --            53
Net loss ...............................     --         --           --           --           --            --            --
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1999 ....................     --     $   --       16,016     $    160         (500)     $ (4,703)     $ 27,000
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                                                            ACCUMULATED OTHER
                                                           COMPREHENSIVE INCOME
                                                      ------------------------------
                                                           UNREALIZED
                                                          GAIN/(LOSS)
                                                         ON AVAILABLE-    CUMULATIVE
                                              RETAINED      FOR-SALE      TRANSLATION
                                              EARNINGS     SECURITIES     ADJUSTMENT      TOTAL
                                           --------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1996 ....................     $ 32,492      $    (28)     $     43      $ 55,667
Exercise of stock options ..............           --            --            --           898
Repurchase of
  Common Stock .........................           --            --            --          (419)
Payments to employee
  stock purchase plan ..................           --            --            --          (199)
Translation adjustment .................           --            --            (3)           (3)
Unrealized gain on
   available-for-sale
   securities ..........................           --           427            --           427
Tax benefit recognized on
  stock options exercised ..............           --            --            --           185
Net income .............................       14,089            --            --        14,089
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1997 ....................       46,581           399            40        70,645
Exercise of stock options ..............           --            --            --         2,526
Repurchase of
  Common Stock .........................           --            --            --        (2,674)
Payments to employee
  stock purchase plan ..................           --            --            --          (214)
Translation adjustment .................           --            --           (51)          (51)
Unrealized loss on
   available-for-sale
   securities ..........................           --          (399)           --          (399)
Tax benefit recognized on
  stock options exercised ..............           --            --            --           451
Net loss ...............................      (17,755)           --            --       (17,755)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1998 ....................       28,826            --           (11)       52,529
Exercise of stock options ..............           --            --            --           490
Repurchase of
  Common Stock .........................           --            --            --        (1,610)
Payments to employee
  stock purchase plan ..................           --            --            --          (190)
Translation adjustment .................           --            --            23            23
Tax benefit recognized on
  stock options exercised ..............           --            --            --            53
Net loss ...............................         (445)           --            --          (445)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1999 ....................     $ 28,381      $     --      $     12      $ 50,850
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

In thousands                                                                               Year Ended December 31,
                                                                                      1999         1998             1997
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                                                $   (445)     $(17,755)     $ 14,089
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and amortization                                                    6,647         4,093         1,975
      Realized net gain on sales of securities                                            --          (781)           --
      Deferred income taxes                                                              710         1,947           160
      Provision for doubtful accounts                                                     80         1,042           134
      Impairment of goodwill and other purchase accounting adjustments                    --        23,044            --
      Gain on sale of software business                                                 (436)           --            --
      Impairment of fixed assets                                                       1,421            --            --
      Change in assets and liabilities:
         Trade accounts receivable                                                    (2,530)       12,735       (19,592)
         Prepaid expenses                                                               (374)          268           163
         Other receivables                                                              (293)          146           557
         Other assets                                                                   (348)         (135)          (12)
         Accounts payable                                                                213         4,252       (10,106)
         Payroll and related expenses                                                  1,545         1,336         4,820
         Accrued expenses and other liabilities                                          (53)       (2,868)        7,368
         Income taxes                                                                 (3,543)       (4,288)          303
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                    2,594        23,036          (141)
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of property and equipment                                               (11,957)      (11,877)       (6,321)
   Payments for acquisitions                                                              --       (13,772)      (62,100)
   Restricted cash received from (held in) escrow                                         --        20,000       (20,000)
   Purchases of available-for-sale securities                                             --          (327)      (16,815)
   Redemption of available-for-sale securities                                            --         8,884        28,526
   Redemption of held-to-maturity securities                                              --            --         2,435
   Proceeds from sale of software business                                             1,600            --            --
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                  (10,357)        2,908       (74,275)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Payments received on stock options exercised                                          490         2,526           898
   Proceeds from long-term debt                                                       22,500         3,500        73,500
   Payments on long-term debt                                                        (17,500)      (30,000)           --
   Repurchase of common stock                                                         (1,610)       (2,674)         (419)
   Payments to employee stock purchase plan                                             (190)         (214)         (199)
   Loan origination fees                                                                  --            --          (700)
   Cash overdraft                                                                      4,422            --            --
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                    8,112       (26,862)       73,080
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                              23           (51)           (3)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     372          (969)       (1,339)
Cash and cash equivalents at beginning of year                                             2           971         2,310
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $    374      $      2      $    971
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid for interest                                                           $  3,972      $  3,873      $    382
   Cash paid for income taxes                                                          5,939         5,379         8,121
Supplemental disclosures of noncash activities:
   Tax benefit on stock options exercised                                           $     53      $    451      $    185
   Acquisition accrual                                                                    --         2,500            --
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization and Nature of Business Alternative Resources Corporation (the Company) was incorporated in Delaware on March 8, 1988. The Company provides comprehensive information technology (IT) services that allow clients to stay focused on mission-critical activities of their business. Customized solutions vary based on the nature and length of client projects, the degree of day-to-day management responsibility clients wish to delegate, and the flexibility desired. The Company historically has focused on five information technology environments including: 1) help desk, 2) desktop support, 3) LAN/WAN/telecommunications, 4) client/server, and 5) data center operations. With the acquisition of CGI Systems, Inc. on November 7, 1997, A-R-C broadened the scope of its services to focus on the following additional environments: applications development, applications maintenance, groupware, Internet and intranet.

PRINCIPLES OF CONSOLIDATION   The operations of the Company are conducted
through a parent holding company and three operating subsidiaries. The accompanying financial statements include the consolidated financial position and results of operations of the Company and its subsidiaries with all intercompany transactions eliminated in their entirety.

SEGMENT INFORMATION Management has considered the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and has determined that the Company has one operating segment. A-R-C provides its services through two primary service lines called A-R-C Staffing Management Solutions and A-R-C Technology Management Solutions, respectively. These service lines do not meet the definition of a "segment" within the meaning of SFAS 131, as discrete financial information is unavailable. To date, discrete information by service line has not been considered relevant by management for purposes of making decisions about allocations of resources as both service lines share the same pool of technical resources and client base, as well as the same distribution model.

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

CASH EQUIVALENTS   Cash equivalents include all deposits in banks and highly
liquid investments with original maturities of three months or less.

GOODWILL   Goodwill, which represents the excess of purchase price over fair market value of net assets acquired, is amortized on a straight-line basis over 40 years. Adjustments to the carrying value of goodwill are made if the sum of expected future discounted cash flows from the business acquired is less than book value.

PROPERTY AND EQUIPMENT   Property and equipment are recorded at cost and
depreciated using the straight-line method over the estimated useful lives of the respective assets ranging from three to seven years. Software includes development costs for internal IT projects currently in progress and will be amortized upon completion over seven years. Leasehold improvements are amortized using the straight-line method over the life of the related leases, generally three to five years.

TRANSLATION OF FOREIGN CURRENCIES   Assets and liabilities of the Company's
Canadian operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the weighted average rates of exchange prevailing during the year. The related translation adjustments are reflected as a cumulative translation adjustment in stockholders' equity. Foreign currency transaction gains and losses for the years presented were not material.

REVENUE RECOGNITION   Revenues are recognized, net of volume discounts, as
services are performed. The Company may invoice some of its services under fixed monthly billing arrangements with revenue still being recognized as services are performed.

INCOME TAXES   Deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS   Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Under APB 25, no compensation cost has been recognized for the Company's stock-based compensation plans. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma disclosures for its stock-based compensation plans as if the fair-value-based method defined in SFAS 123 had been applied. The Company elected to continue to apply the provisions of APB 25 and provide the pro forma disclosures required by SFAS 123.

FAIR VALUE OF FINANCIAL INSTRUMENTS   The carrying amounts of the Company's
financial instruments, except for short-term debt, approximate their fair values due to the short maturity of these instruments. The carrying amount of short-term debt approximates its fair value due to its variable interest rate.

DERIVATIVES   The Company utilizes a derivative financial instrument to
reduce its exposure to market risks from changes in interest rates. This derivative financial instrument, an interest rate swap agreement, is an off-balance-sheet instrument and, therefore, has no carrying value. The purpose of the swap is to fix the interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1999, the Company had an interest rate swap with a notional amount of $35.0 million and variable rate debt outstanding of $52.0 million. Under this agreement, the Company will pay the counterparty interest at a weighted average fixed rate of 6.3% and the counterparty will pay the Company at a variable rate based on LIBOR from the preceding quarter end. The variable rate applicable to the swap agreement was 6.2% at December 31, 1999. The fair market value of the interest rate swap at December 31, 1999, was $0.9 million, which was based on quoted market prices that reflect the present value of estimated future variable rate payments. The Company was not required to collateralize this agreement. The Company does not believe there is a material credit risk related to the inability of the counterparty to honor their portion of the agreement.

COMPUTATION OF EARNINGS PER SHARE   Basic earnings per share is based on the
weighted average number of common shares outstanding for the year. Diluted earnings per share is based on the weighted average number of common shares outstanding and includes the dilutive effect of unexercised vested stock options using the treasury stock method. Dilutive securities have not been included in the weighted average shares used for the calculation of earnings per share in periods of net loss because the effect of such securities would be anti-dilutive. At December 31, 1999 and 1998, potentially dilutive securities consisted of options to purchase 2.9 million and 3.3 million shares of common stock, respectively.


In thousands                            1999       1998         1997
--------------------------------------------------------------------
Basic shares                          15,642     15,779       15,703
Plus incremental shares
 from stock options                        -          -          349
--------------------------------------------------------------------
Diluted shares                        15,642     15,779       16,052
====================================================================

COMPREHENSIVE INCOME   Effective January 1, 1998, the Company adopted Statement
of Financial Accounting Standards No. 130 (SFAS 130), "Reporting
Comprehensive Income." SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

There were no unrealized holding gains at year-end as all securities classified as available-for-sale were sold during 1998.

RECLASSIFICATION Certain prior year balances have been reclassified in order to conform to the current year presentation.

2) ACQUISITIONS
1998: During the first quarter of 1998, the Company acquired all of the outstanding stock of Writers, Inc. (Writers), a company specializing in providing technical writing services. The acquisition was accounted for under the purchase method and, accordingly, the purchase price of $5.5 million has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. See Note 4 - Restructuring and Other Charges - 1998 for results of the 1998 impairment review relative to the Writers acquisition.

1997: On November 7, 1997, the Company acquired all of the outstanding stock of CGI Systems, Inc. (CGI). CGI provided A-R-C with a range of information technology services including applications support; network solutions, including network implementation and Lotus Notes practices; applications development practices; and applications consulting practices for SAP, data warehousing and other applications. The acquisition represented a strategic expansion of A-R-C's service offerings in the IT staffing and managed services area, which would allow for a broader base of solutions to an increasingly sophisticated information technology marketplace.

The initial purchase price for CGI was $60.0 million with a potential payout of up to an additional $20.0 million over the next three years if certain targets were achieved. The purchase price was financed with cash from short-term investments and borrowings under a $75.0 million revolving credit facility. The business that was acquired consisted of three components, with two components related to the $60.0 million initial payment. The third component corresponded to the $20.0 million earn-out agreement. During the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half was released to A-R-C. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. Acquisition costs relating to the purchase of CGI amounted to $2.1 million. These costs included investment banking and other professional fees, employee severance, costs of closing office facilities and various other expenses.

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

The following pro forma information combines the consolidated results of operations as if the acquisition of CGI had been consummated as of January 1, 1996, and includes the impact of certain acquisition related adjustments. Acquisition adjustments include the amortization of goodwill and other intangibles, interest expense related to the acquisition debt and the related income tax effects. This summary is provided for informational purposes only. Since the financial information set forth below is based on operating results of CGI when it was not under the control of A-R-C, the information presented is not indicative of the results which would have actually been obtained, had the acquisition been completed as of January 1, 1996, nor are they indicative of future results.


                                                   (Unaudited)
---------------------------------------------------------------------
In thousands, except per share data               1997           1996
---------------------------------------------------------------------
Revenue                                       $315,360       $236,839
Net income                                      13,326         11,101
Diluted earnings per share                    $   0.83       $   0.69
=====================================================================

3) DIVESTITURE
During the third quarter of 1999, the Company sold a non-strategic software business. The software business was sold for $1.6 million for a pretax gain of $436,000. See Note 8 to the Consolidated Financial Statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4) RESTRUCTURING AND OTHER CHARGES - 1999
The Company recorded a $5.2 million charge during the fourth quarter of 1999 which consisted of the following components:


In millions
------------------------------------------------------
Restructuring charge                            $4.1
Impairment of assets and other charges           1.1
------------------------------------------------------
Total restructuring and other charges           $5.2
======================================================

RESTRUCTURING CHARGE
The 1999 restructuring charge, which totaled $4.1 million, represents real estate and severance costs associated with re-engineering the Company's sales, recruiting and delivery models. This action was a natural extension of the changes announced in 1998, which were designed to optimize the existing branch field model, and entails a comprehensive shift to a model organized along the functional lines of sales, recruiting and delivery. The new model is expected to be more efficient in terms of meeting the demands of the Company's clients at a lower cost.

The primary components of the restructuring charge can be summarized as follows:


                                                          Balance
                             Total                             at
                           Initial            Cash       December
In thousands               Reserve        Payments        31 1999
-----------------------------------------------------------------
Real estate costs           $3,538         $ (30)         $ 3,508
Severance                      630          (416)             214
-----------------------------------------------------------------
Total restructuring
 charge                     $4,168         $(446)          $3,722
=================================================================


The portion of the charge related to real estate costs, which totaled $3.5 million, relates to lease costs associated with vacating offices as the Company downsizes its office space requirements. Through a combination of adopting a more virtual office model and eliminating administrative functions that had been performed in the field offices, the Company will be able to relocate from most of its existing leased office space to smaller office space that will require 60% less square footage than what is currently used. The costs associated with this charge relate primarily to the present value of ongoing lease obligations for vacated offices net of anticipated sublease income. A portion of the charge also relates to broker commissions and estimated leasehold improvement costs necessary to sublease vacated offices.

The $0.6 million severance charge relates to head-count reductions associated with automating and centralizing field administrative processes as part of the re-engineering exercise. A total of 88 positions were eliminated with 49 employees leaving in the fourth quarter of 1999 and the remainder scheduled to leave in the first quarter of 2000. The largest group of positions eliminated was branch administrators with the remainder of positions being a mix of employees across the Company. The majority of the unpaid restructuring reserve as of December 31, 1999 relates to future lease obligations which will be paid over the next 5 years.

IMPAIRMENT OF ASSETS AND OTHER CHARGES
Approximately $0.8 million of the $1.1 million impairment of assets and other charges relates to write-downs of fixed asset values primarily due to the aforementioned re-engineering of the Company's field operations. The reduction in staff and office space has created excess office furniture, leasehold improvements and computers which were written down to their estimated net realizable value.

RESTRUCTURING AND OTHER CHARGES - 1998
In the third quarter of 1998, the Company recorded a $29.6 million charge consisting of the following:


In millions
------------------------------------------------
Impairment of goodwill                     $25.7
Restructuring charge                         3.9
------------------------------------------------
Total charges                               29.6
================================================

IMPAIRMENT OF GOODWILL   During the third quarter of 1998, the Company
performed an impairment review of goodwill in accordance with the requirements of SFAS No. 121. The review indicated that there was an impairment of value, which resulted in a $25.7 million charge to expense in order to properly reflect the appropriate carrying value of goodwill. The facts and circumstances leading to the impairment review and related revaluation are as follows.

The Company acquired CGI in the fourth quarter of 1997. The acquisition consisted of three components, one of which was subject to an earn-out agreement. Accordingly, the portion of the purchase price related to this component of the acquired business was placed in an escrow account to be paid to the sellers if the earn-out targets were achieved. As such, the ultimate purchase price for this component of the acquired business was to be determined pending settlement of the escrow arrangement. During the fourth quarter of 1998, the Company and the sellers negotiated an escrow disbursement agreement whereby approximately one-half of the escrow was paid to the sellers and one-half was released to A-R-C. The portion that was paid to the sellers was added to the CGI goodwill as part of the CGI purchase price. An impairment review was performed on this portion of CGI goodwill, in accordance with SFAS No. 121, subsequent to this escrow settlement. The projected future undiscounted cash flows over the estimated useful life of this portion of the acquired business were more than sufficient to support the recovery of the related carrying value of goodwill.

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

During the first quarter of 1998, the Company acquired Writers, Inc. (Writers), a company that specialized in providing technical writing services. After a thorough review of the Company's strategic initiatives, management determined that this business was not strategic to the Company's long-term plans. As a result, the Writers goodwill was revalued during the third quarter to reflect the projected discounted cash flows from the business that was acquired. This evaluation resulted in a write-off of substantially all of the Writers goodwill totaling $4.7 million.

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

The primary components of the restructuring charge can be summarized as follows:


                                                                        Balance                Balance
                                                    Total      1998          at       1999          at
                                                  Initial      Cash    December       Cash    December
In thousands                                      Reserve  Payments    31, 1998   Payments    31, 1999
------------------------------------------------------------------------------------------------------
MANAGEMENT CHANGES:
Severence                                          $1,372  $ (1,272)   $    100   $  (100)     $     -
Other employment-
 related expenses                                     685      (547)        138       (88)          50
------------------------------------------------------------------------------------------------------
Total charges related to
 management changes                                 2,057    (1,819)        238      (188)          50

OPERATING MODEL CHANGES:
Severence                                           1,209      (793)        416      (399)          17
Office consolidation                                  644      (305)        339      (157)         182
------------------------------------------------------------------------------------------------------
Total charges related to
 operating model changes                            1,853    (1,098)        755      (556)         199
------------------------------------------------------------------------------------------------------
Total restructuring charge                         $3,910   $(2,917)     $  993    $ (744)     $   249
======================================================================================================

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's plan to reduce operating costs and optimize the business model consisted of the elimination of certain programs and positions that were not considered strategic to the business. In addition, the Company closed six sales offices and consolidated their operations with other offices in order to gain operating efficiencies. In conjunction with these activities, 43 positions which consisted of management and staff primarily related to non-strategic functional areas were eliminated. Most of the expense associated with office consolidation relates to ongoing lease obligations for these unused locations, net of anticipated sublease income. Of the total $29.6 million charge for the impairment of goodwill and restructuring, $25.7 million represents a non-cash charge to earnings, $2.9 million and $0.7 million was paid in 1998 and 1999, respectively, and $0.2 million will be paid out in future periods. A majority of the unpaid reserve as of December 31, 1999, relates to lease obligations and other employment-related expenses, most of which should be paid in 2000.

5) INVESTMENTS
There were no investments held as of December 31, 1999 or 1998. Proceeds from the sale of available-for-sale securities were $8.9 million and $28.5 million in 1998 and 1997, respectively. Gross realized gains were $0.9 million and losses were $0.1 million in 1998. Gross realized gains and losses were not significant in 1997.

6) SHORT-TERM AND LONG-TERM BORROWINGS The Company entered into a $75.0 million revolving credit facility to, in part, finance the acquisition of CGI and to meet anticipated cash needs. As of December 31, 1999 and 1998, the total borrowings under the revolving credit facility were $52.0 million and $47.0 million, respectively. The average interest rate on the revolving credit facility was 7.2% and 6.6% in 1999 and 1998, respectively. The range of interest rates on the revolving credit facility as of December 31, 1999 was 6.2% to 6.9%. The revolving credit facility expires on December 31, 2000. Subsequent to the December 31, 1999 balance sheet, A-R-C and the lending syndicate have executed an amendment to the revolving credit agreement. The impact of the amendment was to increase the interest rate by up to a maximum of 138 basis points and reduce the borrowing limit subject to pledged accounts receivable as collateral in consideration for modification of certain loan covenants. The Company has two irrevocable standby letters of credit for $1.5 million and $0.4 million which expire on April 30, 2000 and December 31, 2000, respectively.

7) LEASES
The Company leases its office facilities under noncancelable operating leases. Rental expense for operating leases during 1999, 1998 and 1997 was $4.6 million, $3.8 million and $3.3 million, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999, are:


                                       Operating         Operating
In thousands                               Lease          Sublease
Year ending December 31,                Payments            Income
------------------------------------------------------------------
2000                                    $  4,741         $   (375)
2001                                       4,132             (386)
2002                                       3,055             (398)
2003                                       2,559             (340)
2004                                       1,916                -
Thereafter                                 6,361                -
-----------------------------------------------------------------
Total                                   $ 22,764         $ (1,499)
==================================================================

8) OTHER INCOME, NET
Other income, net, for the years ended December 31, 1999, 1998, and 1997 is comprised of the following:


In thousands                     1999        1998        1997
--------------------------------------------------------------
Interest income                $  220     $ 1,479      $  992
Interest expense               (3,543)     (4,803)     $ (760)
Gain on divestiture               436           -           -
Loss on sublease and
  fixed assets                   (589)          -           -
--------------------------------------------------------------
                              $(3,476)   $ (3,324)      $ 232
==============================================================

The loss on sublease and fixed assets relates primarily to the relocation of the Company's corporate office. The new facility also consolidated several locations and provided additional space to establish an off-site help desk function for its customers at a lower cost per square foot.

9) INCOME TAXES
Income tax expense (benefit) is summarized as follows for the years ended December 31, 1999, 1998 and 1997:


In thousands                      1999       1998       1997
------------------------------------------------------------
Current:
  Federal                        $ (65)   $ 2,899    $ 7,553
  State                            234        674      1,030
------------------------------------------------------------
Total current                      169      3,573      8,583
------------------------------------------------------------
Deferred:
  Federal                          770      1,704        140
  State                            (60)       243         20
------------------------------------------------------------
Total deferred                     710      1,947        160
------------------------------------------------------------
                                 $ 879    $ 5,520    $ 8,743
============================================================

The reasons for the difference between the effective tax rate and the corporate federal income tax rate for the years ended December 31, 1999, 1998 and 1997 are as follows:


                    Percentage of Income (Loss) Before Taxes
------------------------------------------------------------
                                 1999       1998       1997
------------------------------------------------------------
Federal income
 tax rate                        35.0%     (35.0%)     35.0%
Items affecting federal
 income tax rate:
 State income taxes,
   net of federal
   tax benefits                  26.1%       4.9%       2.8%
 Nondeductible
   amortization                 109.5%      76.6%        -
 Other permanent
   differences                   31.7%      (1.4%)      0.5%
------------------------------------------------------------
Effective income
 tax rate                       202.3%      45.1%      38.3%
============================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999, and 1998 are as follows:


In thousands                            1999          1998
----------------------------------------------------------
Deferred tax assets:
  Property and equipment -
    depreciation                      $  301         $ 289
Net operating loss (state)               170             -
Lease cancellation accrual             1,760             -
Accounts receivable
  valuation allowance                    408           380
Deferred rent payable                     82            79
Accrued liabilities                    1,726         1,986
----------------------------------------------------------
Gross deferred tax assets              4,447         2,734
----------------------------------------------------------
Deferred tax liabilities:
 Software development costs           (4,604)       (3,881)
 Employee savings plan costs          (1,700)            -
-----------------------------------------------------------
Gross deferred tax liabilities        (6,304)       (3,881)
-----------------------------------------------------------
Net deferred tax asset (liability)  $ (1,857)      $(1,147)
===========================================================

No valuation allowance for deferred tax assets has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

10) EMPLOYEE SAVINGS PLAN
The Company sponsors a 401(k) plan ("the Plan"). The Plan covers each employee who has completed 1,000 hours of service in a 12-month period commencing with the start of employment. Contributions to the Plan are based on percentages of employee salaries, plus a matching contribution by the Company, in an amount to be determined at the Company's discretion. Vesting in the Company's contributions is based on length of service over a five-year period. Contributions by the Company on behalf of all employees approximated $0.5 million, $0.7 million and $0.2 million during 1999, 1998 and 1997, respectively.

11) STOCK OPTIONS
During 1994, the Company amended and restated the stock option plan adopted in 1992. Under the amended and restated Incentive Stock Option Plan ("Option Plan"), officers and key employees may be granted non-qualified stock options, incentive stock options, performance units, and stock appreciation rights. The Option Plan also provides for automatic annual grants to each non-affiliate director of non-qualified stock options to purchase up to 5,000 shares of Common Stock. The purchase price per share for such options will be equal to the fair market value of a share of

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock on the date of grant. As such, there has been no compensation cost recognized in operations. Any such options will be exercisable one year after the date of grant and will terminate upon the earlier of 90 days following the date on which such director ceases to serve on the Board or 10 years after the date of grant.

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

During 1998 and 1999, the Company issued certain non-qualified stock options outside the Incentive Stock Option Plan in connection with executive management changes. These options were issued at the fair market value as of the time of the grant. The terms and conditions of these grants are similar to the terms and conditions of options granted under the Incentive Stock Option Plan with the exception that they provide for accelerated vesting upon a change in control of the Company.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.0%, 5.5% and 6.0%; expected lives of 4 years; expected volatility of 80%, 91% and 47%; and no dividends expected to be paid.

The following data reflect the pro forma effects of the stock-based compensation cost for the Company's stock option transactions in accordance with SFAS 123:


In thousands,
except per share data              1999       1998      1997
------------------------------------------------------------
Net income (loss)
  As reported                    $ (445)  $(17,755)  $14,089
  Pro forma                      (4,350)   (21,306)   11,002
Basic earnings (loss)
  per share
  As reported                     (0.03)     (1.13)     0.90
  Pro forma                       (0.28)     (1.35)     0.70
Diluted earnings (loss)
  per share
  As reported                     (0.03)     (1.13)     0.88
  Pro forma                       (0.28)     (1.35)     0.69
============================================================

Stock option transactions for the years ended December 31, 1997, 1998 and 1999 are summarized as follows:


                                                               Weighted
                                                                Average
In thousands,                                                  Exercise
except per share data                         Shares              Price
-----------------------------------------------------------------------
Balance at December 31, 1996                   2,622           $  22.08
=======================================================================
Options granted                                1,832              20.35
Options cancelled                             (1,202)             28.61
Options exercised                               (126)              9.17
-----------------------------------------------------------------------
Balance at December 31, 1997                   3,126              19.28
=======================================================================
Options granted                                4,262              11.42
Options cancelled                             (3,884)             18.53
Options exercised                               (180)             14.18
-----------------------------------------------------------------------
Balance at December 31, 1998                   3,324              10.42
=======================================================================
Options granted                                  488               7.02
Options cancelled                               (853)              9.99
Options exercised                                (59)              8.38
-----------------------------------------------------------------------
Balance at December 31, 1999                   2,900           $   9.97
=======================================================================

For the years ended December 31, 1999, 1998 and 1997, there were 1.5 million,
1.1 million and 0.7 million options exercisable, respectively. As of December 31, 1999, there were 0.8 million stock options available for future grants under the Company's Incentive Stock Option Plan. The weighted-average grant-date fair values of options granted during 1999, 1998 and 1997, were $4.34, $8.33 and $8.22 per share, respectively.

The following table summarizes information about stock options outstanding as of December 31, 1999:


Shares in thousands               Options Outstanding                      Options Exercisable
----------------------------------------------------------------------  ------------------------
                                          Weighted            Weighted                  Weighted
                                           Average             Average                   Average
     Range of           Number            Remaining           Exercise    Number        Exercise
 Exercise Prices     Outstanding       Contractual Life         Price   Exercisable       Price
----------------------------------------------------------------------  ------------------------
$ 0.28  -   5.99         256                 8.6 years         $  4.98       51          $  2.00
  6.00  -   9.99         315                 8.0                  7.29       14             6.38
 10.00  -  10.99       2,124                 6.5                 10.00    1,268            10.00
 11.00  -  38.12         205                 6.2                 19.95      178            21.17
----------------------------------------------------------------------  ------------------------
$ 0.28  -  38.12       2,900                 6.8               $  9.97    1,511          $ 11.02
================================================================================================

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

12) EMPLOYEE STOCK PURCHASE PLAN
In 1995, the stockholders of the Company approved the Alternative Resources Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). An aggregate of 300,000 shares of the Company's Common Stock (subject to adjustment for any dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Stock Purchase Plan.
In 1999, an additional 300,000 shares of the Company's Common Stock were approved by the stockholders for sale through the Employee Stock Purchase Plan. The Stock Purchase Plan covers each employee who has completed 1,000 hours of service during the last 12 calendar months preceding the enrollment date. The Stock Purchase Plan enables employees to purchase the Company's Common Stock at 85% of the market price. Employees may purchase the Company's Common Stock through the Stock Purchase Plan only by payroll deduction. Payroll deductions may not exceed 20% of the employees gross pay or $21,250 in any one year. During 1999, all Stock Purchase Plan shares were purchased on the open market. In 1999, 1998 and 1997, the Company's matching portion to the Stock Purchase Plan amounted to $0.2 million for all years.

13) CONCENTRATION OF CREDIT RISK
The Company provides services to clients including systems integrators, telecommunications companies, banking and financial services entities, manufacturers, distributors, health care providers, and utilities throughout the United States. In 1999, 1998 and 1997, the largest client accounted for approximately 15%, 16% and 15%, the second largest client accounted for approximately 14%, 14% and 14% and the third largest client accounted for 9%, 10% and 12% of the Company's total revenues, respectively.

14) LEGAL PROCEEDINGS
The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS ALTERNATIVE RESOURCES CORPORATION:

We have audited the accompanying consolidated balance sheets of Alternative Resources Corporation and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Resources Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
March 24, 2000

STOCKHOLDER INFORMATION

A.R.C's Common Stock is traded on the Nasdaq Stock Market under the symbol "ALRC." No cash dividends have been paid on the Common Stock since the initial trading. As of December 31, 1999, A.R.C had 176 stockholders of record and 15,515,942 outstanding shares of Common Stock. The table shows the reported high and low sale prices of the Common Stock for the periods indicated, during the years ended December 31, 1998 and 1999:

                             1998                 1999
                     High         Low        High       Low
                    ------      -------   -------   -------
First Quarter       $26         $18 1/8   $15 1/4   $ 5 1/2
Second Quarter       21 11/16    11 1/8     8 5/8     5 1/4
Third Quarter        16 1/8      4  5/8     8 3/4     4 5/8
Fourth Quarter       11 7/8      5  1/2     6 3/4     3 9/16


ANNUAL MEETING

         The Annual Meeting of Stockholders will be held
         Tuesday, May 23, 2000, at 10:00 am local time at:
         Alternative Resources Corporation
         600 Hart Road
         Barrington, IL 60010
         (847) 381-6701

FORM 10-K REPORT

You may receive, without charge, a copy of the Alternative Resources Corporation Form 10-K Report filed with the Securities and Exchange Commission by writing to the Corporate Secretary, at the corporate offices address below.

INDEPENDENT AUDITORS
        KPMG LLP
        Chicago, Illinois

GENERAL COUNSEL
        McDermott Will & Emery
        Chicago, Illinois

TRANSFER AGENT AND REGISTRAR
        Harris Trust and Savings Bank
        SH Communications Team
        P.O. Box A3504
        Chicago, IL 60690-3504
        Phone (312) 360-5321

CORPORATE OFFICES
        Alternative Resources Corporation
        600 Hart Road, Suite 300
        Barrington, IL 60010
        Phone (847) 381-6701

Alternative Resources Corporation-RegisteredTrademark- and
Smartsourcing-RegisteredTrademark- are registered service marks of the Company.